SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2025, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2025 and 2024, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2025 and 2024, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2025, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2024, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2025

This report is effective as of August 14, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2025 and December 31, 2024

(In millions of won)	Note		June 30, 2025 (Unaudited)	December 31, 2024
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	39,846,236	40,525,712
Financial assets at fair value through profit or loss	4, 8		73,144,746	72,146,845
Derivative assets	4, 9		5,889,404	10,279,257
Securities at fair value through other comprehensive income	4, 10		97,267,259	93,805,369
Securities at amortized cost	4, 10		32,229,645	33,315,999
Loans at amortized cost	4, 11		448,542,280	449,295,238
Property and equipment			3,998,968	4,157,592
Intangible assets			5,961,483	6,120,133
Investments in associates	12		2,726,840	2,752,980
Current tax assets			35,887	54,658
Deferred tax assets			199,251	205,506
Investment property			339,169	327,696
Net defined benefit assets	16		298,544	155,697
Insurance contract assets	18		1,089	5,639
Reinsurance contract assets	18		756,060	184,754
Other assets	4, 11		41,407,829	26,401,598
Assets held for sale			46,772	29,583
Total assets		~~W~~	752,691,462	739,764,256

Liabilities
Deposits	4	~~W~~	420,570,728	422,781,045
Financial liabilities at fair value through profit or loss	4, 13		1,480,885	954,899
Financial liabilities designated at fair value through profit or loss	4, 14		7,417,650	8,220,475
Derivative liabilities	4, 9		5,272,227	10,058,532
Borrowings	4		54,294,358	49,920,373
Debt securities issued	4, 15		89,157,111	93,765,854
Net defined benefit liabilities	16		99,190	38,974
Provisions	17		1,183,853	1,308,896
Current tax liabilities			329,025	203,131
Deferred tax liabilities			646,414	423,821
Insurance contract liabilities	18		52,545,867	51,124,629
Reinsurance contract liabilities	18		115,795	98,063
Investment contract liabilities	4		826,844	1,165,022
Other liabilities	4		58,555,651	40,879,509
Total liabilities			692,495,598	680,943,223

Equity	20
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,799,501	4,600,121
Capital surplus			12,102,048	12,094,968
Capital adjustments			(577,510)	(807,114)
Accumulated other comprehensive loss			(2,615,532)	(1,824,440)
Retained earnings			40,511,745	39,020,580
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			57,189,893	56,053,756
Non-controlling interests			3,005,971	2,767,277
Total equity			60,195,864	58,821,033

Total liabilities and equity		~~W~~	752,691,462	739,764,256

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2025 and 2024

			June 30, 2025 (Unaudited)		June 30, 2024 (Unaudited)
(In millions of won)	Notes		Three-month	Six- month	Three-month	Six- month
Interest income		~~W~~	6,967,186	14,035,110	7,244,965	14,435,457
Interest expense			(4,103,234)	(8,316,270)	(4,423,122)	(8,797,744)
Net interest income	22		2,863,952	5,718,840	2,821,843	5,637,713

Fees and commission income			1,147,111	2,200,543	1,121,853	2,186,078
Fees and commission expense			(385,136)	(760,422)	(405,945)	(766,769)
Net fees and commission income	23		761,975	1,440,121	715,908	1,419,309

Insurance income			823,606	1,639,674	778,581	1,543,924
Reinsurance income			55,865	82,366	8,148	22,959
Insurance service expenses			(556,237)	(1,110,742)	(491,515)	(967,462)
Reinsurance service expenses			(57,609)	(91,367)	(21,908)	(38,706)
Net insurance income	18		265,625	519,931	273,306	560,715

Insurance finance income			20,511	41,229	4,933	16,750
Insurance finance expense			(383,332)	(458,606)	(138,677)	(276,541)
Net insurance finance expense	19		(362,821)	(417,377)	(133,744)	(259,791)

Dividend income			62,132	133,543	74,465	153,554
Net gain (loss) on financial instruments at fair value through profit or loss			856,327	1,366,562	648,935	1,034,083
Net gain (loss) on financial instruments designated at fair value through profit or loss			(64,131)	(220,976)	(199,011)	(231,253)
Net gain (loss) on foreign currency transaction			258,837	394,175	207,415	341,746
Net gain (loss) on disposal of financial securities at fair value through other comprehensive income	10		71,463	146,006	5,162	27,280
Net gain (loss) on disposal of securities at amortized cost	10		(11)	(38)	(2)	(4)
Provision for credit loss allowance	24		(617,853)	(1,057,204)	(605,501)	(977,480)
General and administrative expenses	25		(1,486,100)	(2,900,058)	(1,471,614)	(2,843,851)
Other operating expenses, net			(595,138)	(1,165,054)	(484,619)	(941,242)

Operating income			2,014,257	3,958,471	1,852,543	3,920,779

Equity method income (expense)	12		75,231	114,678	(7,359)	(14,958)
Other non-operating income (expense), net			(17,364)	4,533	26,255	(243,877)
Profit before income taxes			2,072,124	4,077,682	1,871,439	3,661,944

Income tax expense	27		494,890	983,402	420,453	863,129
Profit for the period		~~W~~	1,577,234	3,094,280	1,450,986	2,798,815

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and six-month periods ended June 30, 2025 and 2024

(In millions of won, except earnings per share data)			June 30, 2025 (Unaudited)		June 30, 2024 (Unaudited)
	Notes		Three- month	Six- month	Three- month	Six- month

Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or loss:
Valuation gain (loss) on securities at fair value through other comprehensive income		~~W~~	(369,148)	407,888	518,833	(85,638)
Equity in other comprehensive income (loss) of associates			(580)	(5,007)	(27)	(37)
Foreign currency translation adjustments for foreign operations			(439,564)	(434,557)	16,287	113,243
Net change in unrealized fair value of cash flow hedges			(69,952)	(22,150)	20,739	(21,513)
Net finance income (expense) on insurance contract assets (liabilities)			620,467	(792,837)	(944,731)	(1,012,217)
Net finance income (expense) on reinsurance contract assets (liabilities)			(19,248)	(25,622)	600	(495)
			(278,025)	(872,285)	(388,299)	(1,006,657)
Items that will never be reclassified to profit or loss:
Remeasurements of the net defined benefit liability (asset)			(55,806)	(55,606)	62,182	61,063
Valuation gain (loss) on securities at fair value through other comprehensive income			72,459	132,874	12,914	53,554
Gain (loss) on disposal of securities at fair value through other comprehensive income			2,607	2,140	478	(2,508)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(996)	(1,543)	(1,265)	(3,299)
			18,264	77,865	74,309	108,810
Total other comprehensive income (loss), net of income tax			(259,761)	(794,420)	(313,990)	(897,847)

Total comprehensive income for the period		~~W~~	1,317,473	2,299,860	1,136,996	1,900,968

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,549,053	3,037,399	1,425,479	2,747,011
Non-controlling interests			28,181	56,881	25,507	51,804
		~~W~~	1,577,234	3,094,280	1,450,986	2,798,815
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,292,768	2,246,396	1,110,843	1,848,764
Non-controlling interests			24,705	53,464	26,153	52,204
		~~W~~	1,317,473	2,299,860	1,136,996	1,900,968

Earnings per share:	28
Basic and diluted earnings per share in won		~~W~~	3,062	5,978	2,706	5,219

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month period ended June 30, 2024

(In millions of won)		June 30, 2024
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865
Total comprehensive income
Profit for the period		-	-	-	-	-	2,747,011	2,747,011	51,804	2,798,815
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(34,643)	-	(34,643)	51	(34,592)
Equity in other comprehensive income (loss) of associates		-	-	-	-	(37)	-	(37)	-	(37)
Foreign currency translation adjustments for foreign operations		-	-	-	-	113,077	-	113,077	166	113,243
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(21,513)	-	(21,513)	-	(21,513)
Net finance loss on insurance contract assets (liabilities)		-	-	-	-	(1,012,217)	-	(1,012,217)	-	(1,012,217)
Net finance loss on reinsurance contract assets (liabilities)		-	-	-	-	(495)	-	(495)	-	(495)
Remeasurements of defined benefit liability (asset)		-	-	-	-	60,880	-	60,880	183	61,063
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(3,299)	-	(3,299)	-	(3,299)
Total other comprehensive income (loss)		-	-	-	-	(898,247)	-	(898,247)	400	(897,847)
Total comprehensive income (loss)		-	-	-	-	(898,247)	2,747,011	1,848,764	52,204	1,900,968

Other changes in equity
Annual dividends		-	-	-	-	-	(268,697)	(268,697)	-	(268,697)
Quarterly dividends		-	-	-	-	-	(275,069)	(275,069)	-	(275,069)
Dividends to hybrid bonds		-	-	-	-	-	(85,806)	(85,806)	-	(85,806)
Issuance of hybrid bonds		-	398,833	-	-	-	-	398,833	-	398,833
Redemption of hybrid bonds		-	(199,476)	-	(524)	-	-	(200,000)	-	(200,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	102,667	-	(102,667)	-	-	-
Acquisition of treasury stock (Note 20)		-	-	-	(300,050)	-	-	(300,050)	-	(300,050)
Disposal of treasury stock (Note 20)		-	-	-	296	-	-	296	-	296
Retirement of treasury stock (Note 20)		-	-	-	150,000	-	(150,056)	(56)	-	(56)
Change in other capital adjustments		-	-	-	(604)	-	(885)	(1,489)	-	(1,489)
Change in other non-controlling interests		-	-	-	-	-	-	-	111,485	111,485
		-	199,357	-	(48,215)	-	(883,180)	(732,038)	111,485	(620,553)
Reclassification between OCI and retained earnings		-	-	-	-	5,638	(5,638)	-	-	-
Balance at June 30, 2024 (Unaudited)	~~W~~	2,969,641	4,201,088	12,094,968	(706,879)	(1,967,062)	38,245,507	54,837,263	2,765,017	57,602,280

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month period ended June 30, 2025

(In millions of won)		June 30, 2025
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2025	~~W~~	2,969,641	4,600,121	12,094,968	(807,114)	(1,824,440)	39,020,580	56,053,756	2,767,277	58,821,033
Total comprehensive income
Profit for the period		-	-	-	-	-	3,037,399	3,037,399	56,881	3,094,280
Other comprehensive income (loss), net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	542,675	-	542,675	227	542,902
Equity in other comprehensive income (loss) of associates		-	-	-	-	(5,007)	-	(5,007)	-	(5,007)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(431,201)	-	(431,201)	(3,356)	(434,557)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(22,150)	-	(22,150)	-	(22,150)
Net finance loss on insurance contract assets (liabilities)		-	-	-	-	(792,837)	-	(792,837)	-	(792,837)
Net finance loss on reinsurance contract assets (liabilities)		-	-	-	-	(25,622)	-	(25,622)	-	(25,622)
Remeasurements of defined benefit liability (asset)		-	-	-	-	(55,318)	-	(55,318)	(288)	(55,606)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1,543)	-	(1,543)	-	(1,543)
Total other comprehensive income (loss)		-	-	-	-	(791,003)	-	(791,003)	(3,417)	(794,420)
Total comprehensive income (loss)		-	-	-	-	(791,003)	3,037,399	2,246,396	53,464	2,299,860

Other changes in equity
Annual dividends		-	-	-	-	-	(267,755)	(267,755)	-	(267,755)
Quarterly dividends		-	-	-	-	-	(278,127)	(278,127)	-	(278,127)
Dividends to hybrid bonds		-	-	-	-	-	(99,134)	(99,134)	-	(99,134)
Issuance of hybrid bonds		-	398,835	-	-	-	-	398,835	-	398,835
Redemption of hybrid bonds		-	(199,455)	-	(545)	-	-	(200,000)	-	(200,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	524	-	(524)	-	-	-
Acquisition of treasury stock (Note 20)		-	-	-	(650,000)	-	-	(650,000)	-	(650,000)
Retirement of treasury stock (Note 20)		-	-	-	900,000	-	(900,112)	(112)	-	(112)
Change in other capital adjustments		-	-	7,080	(20,375)	-	(671)	(13,966)	-	(13,966)
Change in other non-controlling interests		-	-	-	-	-	-	-	185,230	185,230
		-	199,380	7,080	229,604	-	(1,546,323)	(1,110,259)	185,230	(925,029)
Reclassification between OCI and retained earnings		-	-	-	-	(89)	89	-	-	-
Balance at June 30, 2025 (Unaudited)	~~W~~	2,969,641	4,799,501	12,102,048	(577,510)	(2,615,532)	40,511,745	57,189,893	3,005,971	60,195,864

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2025 and 2024

			Six-month periods ended June 30
(In millions of won)	Notes		2025 (Unaudited)	2024 (Unaudited)

Cash flows from operating activities
Profit for the interim period		~~W~~	3,094,280	2,798,815
Adjustments for:
Interest income	22		(14,035,110)	(14,435,457)
Interest expense	22		8,316,270	8,797,744
Dividend income			(133,543)	(153,554)
Corporate tax expense			983,402	863,129
Net fees and commission expense			175,188	147,925
Net insurance contract income			(519,931)	(560,715)
Net insurance finance expense			417,377	259,791
Net gain (loss) on financial instruments at fair value through profit or loss			(626,933)	(683,255)
Net gain on derivatives			(584,349)	(169,142)
Net gain on foreign currency translation			(151,726)	(189,553)
Net gain (loss) on financial instruments designated at fair value through profit or loss			74,816	101,742
Net gain on disposal of securities at fair value through other comprehensive income	10		(146,006)	(27,280)
Net loss (gain) on disposal of securities at amortized cost	10		38	4
Provision for credit loss allowance	24		1,057,204	977,480
Employee benefits			111,086	91,689
Depreciation and other amortization	25		658,657	615,151
Other operating expense			464,976	358,781
Equity method income	12		(114,678)	14,958
Other non-operating income (expense)			21,118	204,722
			(4,032,144)	(3,785,840)
Changes in assets and liabilities:
Due from banks at amortized cost			81,938	(1,456)
Securities at fair value through profit or loss			(1,736,044)	(2,719,145)
Due from banks at fair value through profit or loss			3,408	-
Loans at fair value through profit or loss			435,749	333,352
Financial instruments designated at fair value through profit or loss			(929,866)	(264,933)
Derivative instruments			149,133	(244,535)
Loans at amortized cost			(367,422)	(21,426,996)
Insurance contract assets			4,550	9,788
Reinsurance contract assets			(571,306)	(25,085)
Other assets			(15,583,358)	(9,468,937)
Deposits			(1,658,373)	21,002,712
Net defined benefit liabilities			(244,542)	(27,942)
Provisions			(120,705)	(286,763)
Insurance contract liabilities			(259,234)	(437,651)
Reinsurance contract liabilities			(22,039)	6,436
Investment contract liabilities			(359,991)	(235,094)
Other liabilities			18,372,335	5,680,859
			(2,805,767)	(8,105,390)

Income taxes paid			(489,113)	(387,800)
Interest received			13,668,283	14,050,319
Interest paid			(7,309,821)	(7,385,202)
Dividends received			131,916	152,206
Net cash inflow (outflow) from operating activities		~~W~~	2,257,634	(2,662,892)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2025 and 2024

			Six-month periods ended June 30
(In millions of won)	Notes		2025 (Unaudited)	2024 (Unaudited)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	2,209,958	2,156,164
Acquisition of financial instruments at fair value through profit or loss			(2,452,851)	(2,693,066)
Decrease in financial securities at fair value through other comprehensive income			26,201,238	22,556,397
Acquisition of securities at fair value through other comprehensive income			(29,355,911)	(20,063,332)
Proceeds from disposal of securities at amortized cost			4,180,528	3,415,016
Acquisition of securities at amortized cost			(2,997,828)	(3,616,448)
Proceeds from disposal of property and equipment			5,659	5,215
Acquisition of property and equipment			(96,061)	(95,939)
Proceeds from disposal of intangible assets			6,316	4,752
Acquisition of intangible assets			(235,793)	(302,855)
Proceeds from disposal of investments in associates			291,054	194,453
Acquisition of investments in associates			(162,894)	(444,474)
Net cash inflow from loss of control			96,331	-
Net cash outflow from acquisition of control			(57,933)	-
Proceeds from disposal of investment property			-	5,281
Acquisition of investment property			(1,320)	(1,394)
Disposal of assets held-for-sale			23,100	-
Change in other assets			(2,420)	(8,791)
Change in other liabilities			(68)	-
Proceeds from settlement of hedging derivative financial instruments			34,620	29,102
Payment of settlement of hedging derivative financial instruments			(9,236)	(64,077)
Net cash inflow (outflow) from investing activities		~~W~~	(2,323,511)	1,076,004

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	398,835	398,833
Redemption of hybrid bonds			(200,000)	(200,000)
Net change in borrowings			4,857,929	(339,276)
Proceeds from debt securities issued			19,515,834	21,087,248
Redemption of debt securities issued			(23,048,289)	(17,873,570)
Increase in financial liabilities designated at fair value through profit or loss			99,985	-
Decrease in financial liabilities designated at fair value through profit or loss			(50,000)	-
Changes in other liabilities			(28,425)	(61,336)
Dividends paid			(644,704)	(629,266)
Proceeds from settlement of hedging derivative financial instruments			1,322,748	1,423,450
Payment of settlement of hedging derivative financial instruments			(1,307,956)	(1,427,307)
Acquisition of treasury stock			(650,000)	(300,050)
Disposal of treasury stock			-	296
Costs from retirement of treasury stock			(47)	(56)
Increase (decrease) in non-controlling interests			106,504	(289,382)
Repayments of lease liabilities			(133,505)	(129,236)
Net cash inflow from financing activities			238,909	1,660,348

Effect of exchange rate changes on cash and cash equivalents held			(85,855)	104,611
Increase in cash and cash equivalents			87,177	178,071

Cash and cash equivalents at the beginning of the period	30		35,247,543	30,416,884

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2025 and 2024

Cash and cash equivalents at the end of the period	30	~~W~~	35,334,720	30,594,955

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (Hereinafter referred to as the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2025 and December 31, 2024 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		June 30, 2025	December 31, 2024
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	June 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank (*2)	〃	〃	64.0	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance Co., Ltd. (*3)	〃	〃	91.7	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2025 and December 31, 2024 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		June 30, 2025	December 31, 2024
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	June 30	100.0	100.0
〃	LLP MFO Shinhan Finance (*4)	Kazakhstan	〃	72.1	75.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd.	Korea	〃	100.0	100.0
〃	Shinhan LifeCare Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*2) During the current interim period, a third-party share issuance resulted in a decrease in the Group’s ownership interest from 75.3% to 64.0%.

(*3) During the current interim period, the Group participated in a capital increase of ~~W~~ 100.0 billion conducted by Shinhan EZ General Insurance Co., Ltd., resulting in an increase in its ownership interest from 85.1% to 91.7%.

(*4) During the current interim period, a third-party share issuance resulted in a decrease in the Group’s ownership interest from 75.0% to 72.1%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 163 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	-

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future's Fund and 171 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

1. Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group’s major consolidated subsidiaries as of June 30, 2025 and December 31, 2024 is as follows:

		June 30, 2025			December 31, 2024
Investees (*1), (*2)		Total Assets	Total Liabilities	Total Equity	Total Assets	Total Liabilities	Total Equity
Shinhan Financial Group (separate)	~~W~~	37,978,137	10,276,752	27,701,385	37,672,303	11,324,128	26,348,175
Shinhan Bank		567,584,934	530,257,838	37,327,096	556,691,161	519,926,426	36,764,735
Shinhan Card Co., Ltd.		44,023,292	35,841,035	8,182,257	44,137,094	35,860,198	8,276,896
Shinhan Securities Co., Ltd.		49,500,285	43,874,444	5,625,841	49,026,790	43,532,326	5,494,464
Shinhan Life Insurance Co., Ltd.		60,378,944	53,981,145	6,397,799	59,843,268	52,802,301	7,040,967
Shinhan Capital Co., Ltd.		12,360,822	10,087,128	2,273,694	12,512,659	10,259,146	2,253,513
Jeju Bank		7,604,990	6,956,049	648,941	7,444,771	6,854,663	590,108
Shinhan Asset Management Co., Ltd.		379,531	119,616	259,915	503,319	186,991	316,328
SHC Management Co., Ltd.		10,429	-	10,429	10,325	-	10,325
Shinhan DS		125,142	61,745	63,397	139,322	76,603	62,719
Shinhan Savings Bank		2,825,398	2,456,477	368,921	2,879,145	2,512,348	366,797
Shinhan Asset Trust Co., Ltd.		812,201	499,552	312,649	775,844	471,890	303,954
Shinhan Fund Partners		118,968	19,456	99,512	122,507	22,580	99,927
Shinhan REITs Management Co., Ltd.		83,929	9,130	74,799	82,781	12,640	70,141
Shinhan Venture Investment Co., Ltd.		182,469	98,295	84,174	176,165	90,967	85,198
Shinhan EZ General Insurance Co., Ltd.		376,018	180,919	195,099	289,867	178,573	111,294

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

1. Reporting entity (continued)

ii) the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025			June 30, 2024
Investees (*1), (*2)		Operating income	Net income (loss) (*3)	Com- prehensive income (loss) (*3)	Operating income	Net Income (loss) (*3)	Com- prehensive income (loss) (*3)
Shinhan Financial Group (separate)	~~W~~	2,803,077	2,451,570	2,449,502	1,978,106	1,736,881	1,735,344
Shinhan Bank		25,185,766	2,267,245	2,107,805	23,849,116	2,053,795	2,385,580
Shinhan Card Co., Ltd.		3,221,746	249,266	205,751	3,069,040	380,797	369,925
Shinhan Securities Co., Ltd.		5,918,334	258,873	226,277	6,013,973	207,160	205,187
Shinhan Life Insurance Co., Ltd.		3,980,327	344,348	(259,461)	3,589,718	312,907	(978,472)
Shinhan Capital Co., Ltd.		606,996	63,939	56,472	657,846	108,043	107,023
Jeju Bank		183,370	8,054	8,098	188,112	6,189	7,176
Shinhan Asset Management Co., Ltd.		92,781	22,787	22,787	155,267	45,852	45,866
SHC Management Co., Ltd.		-	104	104	-	131	131
Shinhan DS		155,622	3,523	670	151,645	3,354	5,008
Shinhan Savings Bank		123,323	12,223	12,099	131,433	12,467	12,739
Shinhan Asset Trust Co., Ltd.		77,953	12,191	12,071	53,980	(175,099)	(175,254)
Shinhan Fund Partners		34,647	7,271	7,271	33,626	7,810	7,810
Shinhan REITs Management Co., Ltd.		11,680	4,660	4,659	16,264	10,526	10,524
Shinhan AI Co., Ltd. (*4)		-	-	-	-	(1,921)	(1,923)
Shinhan Venture Investment Co., Ltd.		16,375	(822)	(1,025)	30,632	8,122	8,242
Shinhan EZ General Insurance Co., Ltd.		70,592	(15,720)	(15,182)	39,019	(6,026)	(6,059)

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*3) It includes non-controlling interest.

(*4) Shinhan AI Co., Ltd. was liquidated for the six-month period ended June 30, 2024, and the amount as of June 30, 2024 reflects figures incurred before the liquidation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying condensed consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The condensed consolidated interim financial statements of the Group are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). These condensed consolidated interim financial statements are prepared under K-IFRS No. 1034, ‘Interim Financial Reporting’ and contains less information than required in the annual consolidated financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2024.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes, and expenses. If the estimates and assumptions based on management's best judgment as of the end of the interim reporting period are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions about estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2024 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

3. Material accounting policies

(a) The Group applies the same accounting policies as those applied in the preparation of the annual consolidated financial statements for the year ended December 31, 2024, except for the following amendments first applied from January 1, 2025, as described in Note 3(b).

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. There is no significant impact on the consolidated financial statements from these amendments.

(b) As of June 30, 2025, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) K-IFRS 1109 ‘Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group is assessing the impact of the amendment on the consolidated financial statements.

ii) Annual Improvements to Korean International Financial Reporting Standards (K-IFRS)

K-IFRS annual improvements are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group believes that there will be no material impact on the consolidated financial statement.

- K-IFRS 1109 ‘Financial Instruments’ – derecognition of lease liabilities and transaction price

- K-IFRS 1110 ‘Consolidated Financial Statements’ – determination of ‘de facto agent’

- K-IFRS 1101 ‘First-time adoption of Korean International Financial Reporting Standards’ – hedge accounting adoption

- K-IFRS 1107 ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition

- K-IFRS 1007 ‘Statement of Cash Flows’ – Cost method

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (hereinafter referred to as the “Group”) manages various risks that may arise within business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk appetite.

- The controlling company shall present the Group Risk Management Model Standards, supervise their compliance and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies are established by the Board of Directors of the controlling company, while the Group’s risk management strategies are formulated by the Risk Management Committee (hereinafter referred to as the "Group Risk Management Committee") under the Board of Directors. The Group's Chief Risk Officer (CRO) assists the Group Risk Management Committee and consults the risk management policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk management policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk management policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Management Officer for risk management and supervision.

The Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be affordable by the Group and each subsidiary, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

ii-1) Group Risk Management Committee

The Group has established the risk management system for the controlling company and each of its subsidiaries, and comprehensively manages group-wide risk-related matters, including the establishment of risk management policies and strategies, and the approval of limits. The Committee consists of directors of the controlling company.

The resolution of the Committee is as follows:

-
Establish risk management basic policy in line with management strategy
-
Determine the level of risk that can be assumed by the Group and each subsidiary
-
Approve appropriate investment limit or loss allowance limit
-
Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-
Matters concerning risk management organization structure and division of duties
-
Matters concerning the operation of the risk management system
-
Matters concerning the establishment of various limits and approval of limits
-
Make decisions on approval of the FSS's internal rating based approach for non-retail and retail credit rating systems
-
Matters concerning risk disclosure policy
-
Analysis of crisis situation, related capital management plan and financing plan
-
Matters deemed necessary by the board of directors
-
Matters required by external regulations such as the Financial Services Commission and other regulations and guidelines
-
Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

ii-2) Group Risk Management Council

In order to maintain the Group's risk management policies and strategies consistently, the Group resolves matters necessary to discuss overall risk-related issues and to implement the policies set by the Group Risk Management Committee. The members are chaired by the Group’s chief risk management officer and shall be consist of the chief risk officers of major subsidiaries.

iii) Group Risk Management System

iii-1) Management of the Risk Capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The controlling company and its subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

iii-2) Risk monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the Group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the Group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

iii-3) Risk reviewing

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

iii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiaries level, the Group directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group faces. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on the balance sheet, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the Chief Risk Officer (CRO), Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The Risk Policy Committee decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring and supervision, credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up customer information from the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a small office home office (SOHO) evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch RM’s (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body for loan approvals, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies.

Shinhan Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM’s evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is adjusted. In accordance with these procedures, corporate customers are classified either as an early warning company, an observation company, or a normal company, and then managed differently according to management guidelines for each risk classification, thereby mitigating the risk of insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee (RMC) consists of the Chief Risk Officer (CRO) as the chairperson, and is composed of the heads of each business group and supporting group and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount, has been established to separate credit policy decisions from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). Unless a customer falls under “rejection due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of ASS is approved. There is a separate screening criterion for credit card customers, who have maintained a long-term relationship with the Group and have a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and is utilized it to monitor member and portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

1
Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

2
Measuring term structure of probability of default

Internal credit rating is a key input variable for determining term structure of probability of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-1) Determining significant increases in credit risk since initial recognition (continued)

3
Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific delinquent pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for card exposures if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account any grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there has been a significant increase in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, management would not expect frequent movement between the 12-month expected credit loss accumulation target and the entire period expected credit loss accumulation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk, and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms)

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed data from its past experienced, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through a regression estimation. To reflect external and internal economic uncertainties, the Group has incorporated the forward-looking information by reviewing an additional worst-case scenario along with the three existing scenarios of upside, central and downside.

Major macroeconomic variables	Correlation between credit risks

GDP growth rate	(-)
Private consumption index growth rate	(-)
Index of equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account	(-)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades is adjusted, and the PD for each rating grade is estimated by taking into account the contractual maturity of the exposure.

LGD refers to the expected loss in the event of a default. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed by considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it deems that the borrower has no sufficient resources or income to repay the principal and interest. The decision to write off follows the internal regulations of the Group and, if necessary, is carried out after obtaining approval from external institutions. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet items such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of Basel III credit risk weights, and the net carrying amount, excluding deductible items such as provisions, is presented as the maximum amount that can be exposed by credit risk.

The details of the maximum exposure to credit risk for financial instruments held as of June 30, 2025 and December 31, 2024 periods are as follows:

		June 30, 2025	December 31, 2024
Due from banks and loans at amortized cost (*1), (*3):
Banks	~~W~~	13,656,097	14,058,051
Retail		202,349,049	199,809,576
Government/Public sector/Central bank		26,876,920	27,228,308
Corporations		215,647,991	218,713,457
Card receivables		27,338,094	27,714,596
		485,868,151	487,523,988

Due from banks and loans at FVTPL (*1), (*3):
Banks		166,147	134,609
Corporations		1,291,987	1,780,787
		1,458,134	1,915,396

Securities at FVTPL		67,750,867	67,134,121
Securities at FVOCI		95,305,464	92,016,210
Securities at amortized cost		32,229,645	33,315,999
Derivative assets		5,889,404	10,279,257
Other financial assets (*1), (*2)		38,062,713	23,116,960
Guarantee contracts		22,083,498	22,509,195
Loan commitments and other credit liabilities		218,883,662	218,980,794
	~~W~~	967,531,538	956,791,920

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are the net carrying amount after deducting the allowance for credit losses.

(*2) Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1 (*)	Grade 2 (*)	Grade 1 (*)	Grade 2 (*)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,245,236	1,897,915	534,728	70	-	13,677,949	(21,852)	13,656,097	167
Retail		181,956,793	6,948,827	8,842,683	4,401,298	1,263,779	203,413,380	(1,064,331)	202,349,049	155,725,771
Government/Public sector/ Central bank		24,596,846	2,041,288	244,188	90	-	26,882,412	(5,492)	26,876,920	2,500
Corporations		113,529,187	55,014,142	21,704,456	25,657,247	2,138,322	218,043,354	(2,395,363)	215,647,991	121,039,773
Card receivable		21,215,132	3,020,277	1,132,607	2,452,705	608,109	28,428,830	(1,090,736)	27,338,094	17,701
		352,543,194	68,922,449	32,458,662	32,511,410	4,010,210	490,445,925	(4,577,774)	485,868,151	276,785,912
Securities at FVOCI (*)		85,977,394	9,303,494	-	24,576	-	95,305,464	-	95,305,464	-
Securities at amortized cost		30,205,244	2,034,052	-	-	-	32,239,296	(9,651)	32,229,645	-
	~~W~~	468,725,832	80,259,995	32,458,662	32,535,986	4,010,210	617,990,685	(4,587,425)	613,403,260	276,785,912

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of June 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1 (*)	Grade 2 (*)	Grade 1 (*)	Grade 2 (*)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,740,875	2,027,427	254,625	60,114	-	14,083,041	(24,990)	14,058,051	27,874
Retail		177,166,099	6,397,386	11,714,193	4,387,929	1,198,594	200,864,201	(1,054,625)	199,809,576	151,610,129
Government/Public sector/ Central bank		25,118,226	2,030,126	83,783	49	-	27,232,184	(3,876)	27,228,308	2,500
Corporations		117,893,181	55,345,067	20,324,015	25,633,821	1,880,868	221,076,952	(2,363,495)	218,713,457	117,575,757
Card receivable		21,631,071	2,974,287	1,170,078	2,436,456	642,991	28,854,883	(1,140,287)	27,714,596	18,881
		353,549,452	68,774,293	33,546,694	32,518,369	3,722,453	492,111,261	(4,587,273)	487,523,988	269,235,141
Securities at FVOCI (*)		83,218,889	8,736,563	10,034	50,724	-	92,016,210	-	92,016,210	-
Securities at amortized cost		31,103,200	2,219,343	-	3,644	-	33,326,187	(10,188)	33,315,999	-
	~~W~~	467,871,541	79,730,199	33,556,728	32,572,737	3,722,453	617,453,658	(4,597,461)	612,856,197	269,235,141

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 39,988 million and ~~W~~ 38,346 million as of June 30, 2025 and December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance sheet items

The credit risk exposure for off-balance sheet items such as guarantees, loan commitments, and other credit-related liabilities as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	17,898,014	2,795,384	-	20,693,398
Lifetime expected credit loss		1,156,441	222,434	-	1,378,875
Impaired		-	-	11,225	11,225
		19,054,455	3,017,818	11,225	22,083,498
Loan commitment and other credit line
12-month expected credit loss		188,107,007	20,037,703	-	208,144,710
Lifetime expected credit loss		7,755,353	2,887,698	-	10,643,051
Impaired		-	-	95,901	95,901
		195,862,360	22,925,401	95,901	218,883,662
	~~W~~	214,916,815	25,943,219	107,126	240,967,160

		December 31, 2024
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	19,212,434	2,786,804	-	21,999,238
Lifetime expected credit loss		361,440	127,153	-	488,593
Impaired		-	-	21,364	21,364
		19,573,874	2,913,957	21,364	22,509,195
Loan commitment and other credit line
12-month expected credit loss		183,928,715	21,687,932	-	205,616,647
Lifetime expected credit loss		10,370,570	2,988,286	-	13,358,856
Impaired		-	-	5,291	5,291
		194,299,285	24,676,218	5,291	218,980,794
	~~W~~	213,873,159	27,590,175	26,655	241,489,989

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,344,926	-	-	-	-	-	311,171	-	13,656,097
Retail		-	-	-	-	-	-	-	202,349,049	202,349,049
Government/Public sector/Central bank		26,759,876	-	-	-	-	-	117,044	-	26,876,920
Corporations		20,415,375	60,722,176	23,491,011	46,438,254	5,043,568	7,052,617	52,484,990	-	215,647,991
Card receivable		64,896	336,602	276,660	71,709	175,672	25,826	1,226,525	25,160,204	27,338,094
		60,585,073	61,058,778	23,767,671	46,509,963	5,219,240	7,078,443	54,139,730	227,509,253	485,868,151
Due from banks and loans at FVTPL
Banks		36,977	-	-	-	99,367	-	29,803	-	166,147
Corporations		800,649	96,577	102,967	211,386	20,000	-	60,408	-	1,291,987
		837,626	96,577	102,967	211,386	119,367	-	90,211	-	1,458,134
Securities at FVTPL		30,199,913	3,520,004	1,286,043	2,441,980	263,962	129,166	29,909,799	-	67,750,867
Securities at FVOCI		40,280,241	2,676,380	548,491	1,629,355	989,901	21,528	49,159,568	-	95,305,464
Securities at amortized cost		8,153,004	9,994	-	656,175	280,757	-	23,129,715	-	32,229,645
		140,055,857	67,361,733	25,705,172	51,448,859	6,873,227	7,229,137	156,429,023	227,509,253	682,612,261
Off-balance sheet items
Guarantees		4,430,273	10,627,739	3,427,139	235,425	212,785	70,704	3,077,961	1,472	22,083,498
Loan commitments and other liabilities related to credit		18,918,770	31,638,778	10,096,564	5,668,261	2,186,924	433,409	19,419,735	130,521,221	218,883,662
	~~W~~	23,349,043	42,266,517	13,523,703	5,903,686	2,399,709	504,113	22,497,696	130,522,693	240,967,160

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,495,577	-	-	-	-	-	562,474	-	14,058,051
Retail		-	-	-	-	-	-	-	199,809,576	199,809,576
Government/Public sector/Central bank		27,042,097	-	-	-	-	-	186,211	-	27,228,308
Corporations		22,485,184	62,200,259	23,447,863	47,109,684	5,409,739	6,735,852	51,324,876	-	218,713,457
Card receivable		81,613	323,992	288,452	65,256	51,107	20,277	1,189,255	25,694,644	27,714,596
		63,104,471	62,524,251	23,736,315	47,174,940	5,460,846	6,756,129	53,262,816	225,504,220	487,523,988
Due from banks and loans at FVTPL
Banks		35,450	-	-	-	99,159	-	-	-	134,609
Corporations		859,295	391,667	301,658	149,652	10,000	-	68,515	-	1,780,787
		894,745	391,667	301,658	149,652	109,159	-	68,515	-	1,915,396
Securities at FVTPL		34,194,979	3,634,273	1,286,997	2,149,229	304,020	136,364	25,428,259	-	67,134,121
Securities at FVOCI		35,854,914	2,636,678	712,936	1,790,042	1,056,603	12,160	49,952,877	-	92,016,210
Securities at amortized cost		9,761,249	19,984	-	539,416	260,379	-	22,734,971	-	33,315,999
		143,810,358	69,206,853	26,037,906	51,803,279	7,191,007	6,904,653	151,447,438	225,504,220	681,905,714
Off-balance sheet items
Guarantees		3,733,957	11,712,348	3,548,909	92,172	179,255	115,827	3,113,748	12,979	22,509,195
Loan commitments and other liabilities related to credit		18,218,204	34,199,306	10,324,128	4,325,044	2,408,759	531,832	20,644,317	128,329,204	218,980,794
	~~W~~	21,952,161	45,911,654	13,873,037	4,417,216	2,588,014	647,659	23,758,065	128,342,183	241,489,989

(*) The amounts by industry sector are presented as the net carrying amount after deducting allowances for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks. A structural foreign exchange position refers to a foreign exchange position that foreign currency investments such as capital contributions and long-term equity investments in overseas branches is excluded from the calculation of market risk regulatory capital, with the approval of the supervisory authority.

i-2) Market risk management method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, and risk hedging. Securities, foreign exchange position, and derivatives are included mainly as trading position. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standard method market risk using its own model market risk calculation system. The Group and Shinhan Bank exclude structural foreign exchange positions approved by the supervisory authority when calculating standard method market risk. Shinhan Securities Co., Ltd. uses its own market risk calculation system to calculate historical simulation VaR and the Group market risk system to calculate standard method market risk.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of trading account products by applying market risk standard methods. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standard approach is a risk calculation method proposed by Basel Board of Banking Supervisors (BCBS) of Bank for International Settlements (BIS), Korea has reflected the Basel III standards of market risk sector to the detailed regulations on supervision of bank business from FY23 and followed these regulations. The standard approach of the Basel III standards calculates and aggregates sensitivity risk, default risk, and residual risk. Sensitivity risk measures coverage of general interest rates, credit spreads, stocks, commodity, and delta and vega of foreign exchange. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Curvature is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure or the underlying asset is special.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk(continued)

i) Market risk management from trading positions(continued)

i-2) Market risk management method(continued)

Trading position data is automatically interfaced into management system, and the system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Securities Co., Ltd. measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standard methods to ensure consistent market risk management at the Group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, Shinhan Securities Co., Ltd. sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

The Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Each subsidiary's interest rate risk measurement method varies depending on industry-specific regulations. However, interest rate VaR and interest rate EaR are measured using internal methodologies or IRRBB (Interest Rate Risk in the Banking Book). Interest rate risk limits are set based on interest rate VaR and monitored accordingly. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the standardized approach of IRRBB under Basel III, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behavior models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate EaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB (e.g. (KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp). In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. The desks and dealers of this department manage the overall position of spot foreign exchange or foreign exchange derivatives within the established market risk and foreign exchange position limits. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets at abnormal prices, high interest-rate financing, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the inherent crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is monitoring for any anomalies in terms of liquidity in preparation for potential crisis situations during normal times.

In particular, after the bankruptcy of Silicon Valley Bank, the Group has been strengthening its capability to respond to liquidity crises by conducting crisis situation analysis applying bank run scenarios to the banks and savings bank subsidiaries. The Group has established and reviewed emergency funding plans, accordingly.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and pre-emptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis to prepare for any potential liquidity crisis and establish and implement emergency plans in the event of a crisis; and

- Consider liquidity-related costs, benefits and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of ‘cautious’, ‘alert’, ‘imminent crisis’, and ‘crisis’ and risk for the real liquidity gap ratio, liquidity buffer ratio, and ratio of ABS (asset backed securities) to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025
Classifications (*1)		Less than 1 month (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	216,317,660	49,396,795	64,761,814	64,622,924	32,507,779	82,941	427,689,913
Financial liabilities at FVTPL		1,480,885	-	-	-	-	-	1,480,885
Borrowings		16,579,096	7,021,788	6,052,302	9,214,544	11,869,945	4,453,537	55,191,212
Debt securities issued		4,744,301	7,450,883	9,994,312	16,441,861	52,969,415	3,771,400	95,372,172
Financial liabilities designated at FVTPL		601,007	951,678	2,642,940	640,788	1,088,868	1,518,741	7,444,022
Investment contract liabilities		53,631	48,353	284,684	246,169	194,007	-	826,844
Other financial liabilities		43,850,300	152,471	182,561	483,684	1,324,427	6,703,495	52,696,938
	~~W~~	283,626,880	65,021,968	83,918,613	91,649,970	99,954,441	16,530,114	640,701,986
Off-balance sheet items (*3):
Guarantee contracts	~~W~~	22,083,498	-	-	-	-	-	22,083,498
Other liabilities related to loan commitments		218,883,662	-	-	-	-	-	218,883,662
	~~W~~	240,967,160	-	-	-	-	-	240,967,160

Derivatives:
Derivatives	~~W~~	860,072	(47,306)	55,612	(875,399)	(1,594,641)	(73,338)	(1,675,000)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of June 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
Classifications (*1)		Less than 1 month (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	217,170,450	49,309,656	56,540,309	77,227,315	30,221,968	1,261,816	431,731,514
Financial liabilities at FVTPL		954,899	-	-	-	-	-	954,899
Borrowings		12,862,532	4,757,090	6,901,957	9,990,468	11,464,431	4,896,426	50,872,904
Debt securities issued		4,859,511	8,927,081	9,122,810	17,273,392	56,429,636	4,046,575	100,659,005
Financial liabilities designated at FVTPL		439,367	861,277	991,871	1,963,789	2,473,275	1,513,662	8,243,241
Investment contract liabilities		106,106	105,788	248,954	375,300	328,874	-	1,165,022
Other financial liabilities		32,314,670	174,388	257,115	587,834	1,351,145	140,254	34,825,406
	~~W~~	268,707,535	64,135,280	74,063,016	107,418,098	102,269,329	11,858,733	628,451,991
Off-balance sheet items (*3):
Guarantee contracts	~~W~~	22,509,195	-	-	-	-	-	22,509,195
Other liabilities related to loan commitments		218,980,794	-	-	-	-	-	218,980,794
	~~W~~	241,489,989	-	-	-	-	-	241,489,989

Derivatives:
Derivatives	~~W~~	453,751	(12,670)	(68,634)	6,511	(1,847,862)	(165,170)	(1,634,074)

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounting to ~~W~~ 161,795,759 million and ~~W~~ 160,031,760 million as of June 30, 2025 and December 31, 2024 are included in the ‘Less than 1 month’ category, respectively.

(*3) Although the Group’s guarantees, loan commitments, and other credit facilities have contractual maturities, the Group is required to fulfill its obligations immediately upon request by the counterparty. Accordingly, these exposures are classified into the earliest time band in which they could be drawn.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(e) Capital risk management

The Group must comply with the capital adequacy criteria of 8.0%. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the capability to absorb losses, has been raised up to 14% as the capital regulation based on the Basel III standard has been in effect since 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing minimum common equity capital ratio. The countercyclical capital buffer can be charged up to 2.5%p during credit expansion and required level of the capital in Korea was increased from 0% to 1%, as of May 1,2024. As of June 30, 2025, the minimum regulatory BIS capital ratio is 12.5%, which is the standard for applying capital conservation buffer(2.5%p), D-SIB capital (1.0%p), and countercyclical capital buffer (1.0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and others, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities of a permanent nature that meet certain requirements. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of June 30, 2025, the Group maintains an adequate capital ratio in accordance with the BIS capital adequacy requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over-The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined by using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	36,977	-	36,977
Loans at FVTPL		-	437,753	983,404	1,421,157
Securities at FVTPL:
Debt securities		13,801,382	37,458,935	16,358,091	67,618,408
Equity securities		2,166,316	301,740	1,467,689	3,935,745
Gold/silver deposits		132,459	-	-	132,459
		16,100,157	37,760,675	17,825,780	71,686,612
Derivative assets:
Trading		86,998	4,681,754	682,624	5,451,376
Hedging		-	438,028	-	438,028
		86,998	5,119,782	682,624	5,889,404
Securities measured at FVOCI:
Debt securities		34,701,596	60,587,701	16,167	95,305,464
Equity securities		1,049,614	-	912,181	1,961,795
		35,751,210	60,587,701	928,348	97,267,259
	~~W~~	51,938,365	103,942,888	20,420,156	176,301,409
Financial liabilities:
Financial liabilities measured at FVTPL:
Debt securities	~~W~~	689,695	-	-	689,695
Gold/silver deposits		791,190	-	-	791,190
		1,480,885	-	-	1,480,885
Financial liabilities designated at FVTPL:
Derivatives-combined securities		-	624,034	6,489,803	7,113,837
Debt securities issued		-	303,813	-	303,813
		-	927,847	6,489,803	7,417,650
Derivative liabilities:
Trading		27,244	4,256,842	275,213	4,559,299
Hedging		-	572,743	140,185	712,928
		27,244	4,829,585	415,398	5,272,227
	~~W~~	1,508,129	5,757,432	6,905,201	14,170,762

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of June 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	35,450	-	35,450
Loans at FVTPL		-	745,412	1,134,534	1,879,946
Securities at FVTPL:
Debt securities		11,870,768	39,052,189	16,082,867	67,005,824
Equity securities		1,618,125	64,277	1,414,926	3,097,328
Gold/silver deposits		128,297	-	-	128,297
		13,617,190	39,116,466	17,497,793	70,231,449
Derivative assets:
Trading		85,439	8,772,280	719,177	9,576,896
Hedging		-	702,361	-	702,361
		85,439	9,474,641	719,177	10,279,257
Securities measured at FVOCI:
Debt securities		35,984,894	56,031,316	-	92,016,210
Equity securities		866,968	-	922,191	1,789,159
		36,851,862	56,031,316	922,191	93,805,369
	~~W~~	50,554,491	105,403,285	20,273,695	176,231,471
Financial liabilities:
Financial liabilities measured at FVTPL:
Debt securities	~~W~~	357,841	-	-	357,841
Gold/silver deposits		597,058	-	-	597,058
		954,899	-	-	954,899
Financial liabilities designated at FVTPL:
Derivatives-combined securities		-	819,919	7,139,257	7,959,176
Debt securities issued		-	261,299	-	261,299
		-	1,081,218	7,139,257	8,220,475
Derivative liabilities:
Trading		22,721	8,476,885	536,855	9,036,461
Hedging		-	814,374	207,697	1,022,071
		22,721	9,291,259	744,552	10,058,532
	~~W~~	977,620	10,372,477	7,883,809	19,233,906

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the value provided by external, independent, and qualified appraisers or the value from internal valuation models to determine the fair value of the Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

		June 30, 2025
		Financial asset at FVTPL	Securities at FVOCI	Financial liabilities designated at FVTPL	Held for trading		Held for hedging
					Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Beginning balance	~~W~~	18,632,327	922,191	(7,139,257)	719,177	(536,855)	-	(207,697)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the period (*1)		(211,518)	-	(105,543)	77,272	166,144	-	67,512
Recognized in other comprehensive income (loss) for the period		(1,132)	(4,632)	(2,103)	-	-	-	-
		(212,650)	(4,632)	(107,646)	77,272	166,144	-	67,512
Purchase		2,478,684	(3,495)	-	79,593	(14,161)	-	-
Issue		-	-	(2,588,843)	-	-	-	-
Settlement		(2,104,053)	(1,883)	3,345,943	(193,443)	109,659	-	-
Transfer to level3 (*2)		65,211	16,167	-	25	-	-	-
Transfer out of level3 (*2)		(50,335)	-	-	-	-	-	-
Ending balance	~~W~~	18,809,184	928,348	(6,489,803)	682,624	(275,213)	-	(140,185)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the value provided by external, independent, and qualified appraisers or the value from internal valuation models to determine the fair value of the Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Financial asset at FVTPL	Securities at FVOCI	Financial liabilities designated at FVTPL	Held for trading		Held for hedging
					Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Beginning balance	~~W~~	17,327,888	949,183	(6,725,252)	632,213	(783,587)	-	(224,195)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the period (*1)		355,895	-	(74,680)	64,091	(307,946)	-	16,498
Recognized in other comprehensive income (loss) for the period		3,287	(77,241)	(8,614)	-	-	-	-
		359,182	(77,241)	(83,294)	64,091	(307,946)	-	16,498
Purchase		7,120,860	55,431	-	1,318,715	(11,529)	-	-
Issue		-	-	(7,993,276)	-	-	-	-
Settlement		(5,798,938)	(5,153)	7,662,565	(1,299,773)	566,207	-	-
Transfer to level3 (*2)		17,407	-	-	3,931	-	-	-
Transfer out of level3 (*2)		(394,072)	(29)	-	-	-	-	-
Ending balance	~~W~~	18,632,327	922,191	(7,139,257)	719,177	(536,855)	-	(207,697)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

(*1) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are included in the accounts of the consolidated statements of comprehensive income, of which the amounts and the related accounts are as follows:

		June 30, 2025
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of June 30
Net gain on financial assets at FVTPL	~~W~~	31,898	104,737
Net loss on financial liabilities designated at FVTPL		(105,543)	(41,015)
Net other operating income		67,512	67,512
	~~W~~	(6,133)	131,234

		December 31, 2024
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at FVTPL	~~W~~	112,040	443,935
Net gain on financial liabilities designated at FVTPL		(74,680)	102,961
Net other operating expenses		16,498	16,497
	~~W~~	53,858	563,393

(*2) A transfer between levels occurred due to a change in the availability of observable market data for the financial instrument. The Group recognizes transfers between levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*)	~~W~~	37,933,665	Discount rate, interest rate, stock price, etc.
Equity securities	NAV, Option model (*)		301,740	Price of underlying assets such as stocks, bonds, etc.
			38,235,405
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		4,681,754	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			438,028
			5,119,782
Securities at FVOCI
Debt securities	DCF, Option model (*)		60,587,701	Discount rate, interest rate, etc.
		~~W~~	103,942,888
Liabilities
Financial liabilities designated at FVTPL
Debt securities issued	Option model (*), NAV		303,813	Discount rate, volatility
Compound financial instruments			624,034	Underlying asset price
		~~W~~	927,847
Derivative liabilities
Trading	Option model (*), Implied forward interest rate, DCF		4,256,842	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			572,743
			4,829,585
		~~W~~	5,757,432

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2025 and December 31, 2024 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*)	~~W~~	39,833,051	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		64,277	Price of underlying assets such as stocks, bonds, etc.
			39,897,328
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		8,772,280	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			702,361
			9,474,641
Securities at FVOCI
Debt securities	DCF, Option model (*)		56,031,316	Discount rate, interest rate, etc.
		~~W~~	105,403,285
Liabilities
Financial liabilities designated at FVTPL
Debt securities issued	Option model (*), NAV		261,299	Discount rate, volatility
Compound financial instruments			819,919	Underlying asset price
		~~W~~	1,081,218
Derivative liabilities
Trading	Option model (*), Implied forward interest rate, DCF		8,476,885	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			814,374
			9,291,259
		~~W~~	10,372,477

(*) Option models applied to measure fair value include the Black-Scholes model and Hull-White model, and methods such as Monte Carlo simulation are applied to some products depending on the product type.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2025 and December 31, 2024 are as follows:

June 30, 2025
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	17,341,495	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, Interest rate volatility, and Liquidation value	0.55~72.68% 2.60~10.29% 49.41~70.33% 0.00% 0.49~0.64% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Comparable Transaction Price, DDM, Cost method		1,467,689	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, and Liquidation value	25.93~48.18% 2.52~23.04% -1.00~0.00% 0.49~0.64% 0.00%
			18,809,184
Derivative assets
Equity and foreign exchange related	Option model (*1)		96,023	The volatility of the underlying asset and Correlations	13.09~32.30% 46.10~73.24%
Interest rates related	Option model (*1)		81,617	The volatility of the underlying asset and Correlations	0.47~1.61% -70.00~70.19%
Credit and commodity related	Option model (*1)		504,984	The volatility of the underlying asset, Correlations and Hazard Rate	31.70~32.28% 99.47~99.77% 0.05~9.76%
			682,624
Securities at FVOCI
Debt securities	Option model (*1)		16,167	Discount rate, and Interest rate volatility	4.55~6.35% 7.96~12.12%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		912,181	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, and Liquidation value	23.73% 4.36~15.24% -1.00~1.00% 0.52~53.66% 0.00%

			928,348
		~~W~~	20,420,156

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2025 and December 31, 2024 are as follows (continued):

		June 30, 2025
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at FVTPL
Equity related	Option model (*1)	~~W~~	6,489,803	The volatility of the underlying asset and Correlations	0.47~61.62% -70.00~82.06%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		42,927	The volatility of the underlying asset and Correlations	8.20~61.62% 17.07~82.06%
Interest rates related	Option model (*1)		289,847	The volatility of the underlying asset, Regression coefficient and Correlations	0.47~1.61% 0.29~1.82% -70.00~90.34%
Credit and commodity related	Option model (*1)		82,624	The volatility of the underlying asset, Correlations and Hazard Rate	0.51~7.72% -70.00~70.19% 0.09~7.63%
			415,398
		~~W~~	6,905,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2025 and December 31, 2024 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at FVTPL
Debt securities, loans	DCF, NAV, Option model (*1), Income approach	~~W~~	17,217,401	The volatility of the underlying asset, Discount rate, Correlations Growth rate, and Liquidation Value	0.56~81.72% 2.74~11.07% 4.74~82.57% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Comparable Transaction Price, Dividend discount model (DDM), Cost method		1,414,926	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	25.58~53.67% 3.60~15.44% 0.00% 0.46~0.73%
			18,632,327
Derivative assets
Equity and foreign exchange related	Option model (*1)		125,445	The volatility of the underlying asset and Correlations	10.35~41.28% 41.60~73.24%
Interest rates related			85,141	The volatility of the underlying asset and Correlations	0.46~0.66% -38.28~69.59%
Credit and commodity related			508,591	The volatility of the underlying asset, Correlations and Hazard Rate	30.92~31.36% 99.88~99.96% 0.16~8.90%
			719,177

Securities at FVOCI
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		922,191	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	22.95% 4.75~14.03% -1.00~1.00% 0.41~67.91%

		~~W~~	20,273,695

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2025 and December 31, 2024 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at FVTPL
Equity related	Option model (*1)	~~W~~	7,139,257	The volatility of the underlying asset and Correlations	0.46~57.68% -46.56~83.10%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		181,858	The volatility of the underlying asset and Correlations	7.86~57.68% -46.56~83.10%
Interest rates related			428,049	The volatility of the underlying asset, Regression coefficient and Correlations	0.46~1.09% 0.00~2.32% -38.28~90.34%
Credit and commodity related			134,645	The volatility of the underlying asset, Correlations and Hazard Rate	6.98% 0.00% 0.29~6.05%
			744,552
		~~W~~	7,883,809

(*1) The option pricing models used by the Group for valuation purposes include the Black-Scholes model, the Hull-White model, and Monte Carlo simulation, among others.

(*2) Valuation techniques and input variables are not disclosed for items whose carrying amounts are considered to approximate fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of June 30, 2025 and December 31, 2024.

		June 30, 2025
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at FVTPL	~~W~~	38,715	(33,880)
Derivative assets		18,725	(18,565)
Securities at FVOCI (*2)		64,641	(45,189)
	~~W~~	122,081	(97,634)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at FVTPL	~~W~~	12,709	(12,798)
Derivative liabilities		13,060	(14,004)
	~~W~~	25,769	(26,802)

		December 31, 2024
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at FVTPL	~~W~~	38,489	(33,351)
Derivative assets		14,813	(14,777)
Securities at FVOCI (*2)		74,482	(49,291)
	~~W~~	127,784	(97,419)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at FVTPL	~~W~~	19,782	(20,339)
Derivative liabilities		25,420	(21,955)
	~~W~~	45,202	(42,294)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are significant unobservable inputs, from -1% p to 1%p.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of calculating the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or overnight deposits of a short-term instrument. For this reason, the book value is used as a proxy for fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow using a discount rate that reflects the market interest rate and the credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The remaining liabilities and borrowings were calculated as fair value by discounting contractual cash flows at the market interest rate that reflects the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that reflects the residual risk.

Investment contract liabilities

The book value of retirement pension contract reserves as prescribed by the Insurance Business Act and Insurance Business Supervision Regulations was used as a proxy for fair value because of the difficulty of calculating reliable expected cash flows.

Other financial assets and other financial liabilities

The carrying amount is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at the market interest rate that reflects the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying amount and the fair value of financial instruments measured at amortized cost as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025		December 31, 2024
		Carrying amount	Fair value	Carrying amount	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	37,325,870	37,272,889	38,228,750	38,159,135

Loans measured at amortized cost		448,542,280	452,803,592	449,295,238	452,724,752

Securities measured at amortized cost:
Government bonds		22,151,438	22,135,502	21,808,057	21,625,666
Financial institution bonds		2,698,399	2,731,545	3,787,661	3,828,599
Corporation bonds		7,379,808	7,418,469	7,720,281	7,694,086
		32,229,645	32,285,516	33,315,999	33,148,351

Other financial assets		38,062,713	38,416,607	23,116,960	23,469,322
	~~W~~	556,160,508	560,778,604	543,956,947	547,501,560
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	161,795,759	161,795,759	160,031,759	160,031,759
Time deposits		229,644,970	230,187,555	236,527,490	236,878,216
Certificate of deposits		11,609,060	11,617,941	10,409,701	10,481,318
Issued bill deposits		8,476,754	8,476,249	7,624,787	7,624,245
CMA deposits		4,726,069	4,726,069	4,451,561	4,451,561
Others		4,318,116	4,318,175	3,735,747	3,735,726
		420,570,728	421,121,748	422,781,045	423,202,825
Borrowing debts:
Call-money		1,286,903	1,286,903	1,197,823	1,197,823
Bills sold		6,364	6,341	8,872	8,831
Bonds sold under repurchase agreements		14,671,027	14,671,027	11,542,956	11,542,956
Borrowings		38,330,064	38,431,002	37,170,722	37,236,104
		54,294,358	54,395,273	49,920,373	49,985,714
Debt securities issued:
Borrowings in Korean won		72,531,797	73,341,288	75,106,885	75,610,971
Borrowings in foreign currency		16,625,314	16,753,809	18,658,969	18,759,433
		89,157,111	90,095,097	93,765,854	94,370,404

Investment contract liabilities		826,844	826,844	1,165,022	1,165,022

Other financial liabilities		57,380,758	57,344,164	39,472,400	39,429,575
	~~W~~	622,229,799	623,783,126	607,104,694	608,153,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	236,197	37,036,692	-	37,272,889

Loans measured at amortized cost		-	1,377,343	451,426,249	452,803,592

Securities measured at amortized cost:
Government bonds		10,964,345	11,171,157	-	22,135,502
Financial institution bonds		151,133	2,580,412	-	2,731,545
Corporation bonds		-	7,418,469	-	7,418,469
		11,115,478	21,170,038	-	32,285,516

Other financial assets		-	25,561,463	12,855,144	38,416,607
	~~W~~	11,351,675	85,145,536	464,281,393	560,778,604
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	161,795,759	-	161,795,759
Time deposits		-	-	230,187,555	230,187,555
Certificate of deposit		-	-	11,617,941	11,617,941
Issued bill deposit		-	-	8,476,249	8,476,249
CMA deposits		-	4,726,069	-	4,726,069
Other		-	4,277,194	40,981	4,318,175
		-	170,799,022	250,322,726	421,121,748
Borrowing debts:
Call-money		-	1,286,903	-	1,286,903
Bills sold		-	-	6,341	6,341
Bonds sold under repurchase agreements		-	-	14,671,027	14,671,027
Borrowings		-	9,849	38,421,153	38,431,002
		-	1,296,752	53,098,521	54,395,273
Debt securities issued:
Borrowings in won		-	39,858,204	33,483,084	73,341,288
Borrowings in foreign currency		-	11,254,422	5,499,387	16,753,809
		-	51,112,626	38,982,471	90,095,097

Investment contract liabilities		-	-	826,844	826,844

Other financial liabilities		-	24,300,149	33,044,015	57,344,164
	~~W~~	-	247,508,549	376,274,577	623,783,126

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of June 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	537,760	37,621,375	-	38,159,135

Loans measured at amortized cost		-	965,455	451,759,297	452,724,752

Securities measured at amortized cost:
Government bonds		11,292,066	10,333,600	-	21,625,666
Financial institution bonds		331,421	3,497,178	-	3,828,599
Corporation bonds		-	7,694,086	-	7,694,086
		11,623,487	21,524,864	-	33,148,351

Other financial assets		-	13,474,763	9,994,559	23,469,322
	~~W~~	12,161,247	73,586,457	461,753,856	547,501,560
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	160,031,759	-	160,031,759
Time deposits		-	-	236,878,216	236,878,216
Certificate of deposit		-	-	10,481,318	10,481,318
Issued bill deposit		-	-	7,624,245	7,624,245
CMA deposits		-	4,451,561	-	4,451,561
Other		-	3,694,921	40,805	3,735,726
		-	168,178,241	255,024,584	423,202,825
Borrowing debts:
Call-money		-	1,197,823	-	1,197,823
Bills sold		-	-	8,831	8,831
Bonds sold under repurchase agreements		-	-	11,542,956	11,542,956
Borrowings		-	19,922	37,216,182	37,236,104
		-	1,217,745	48,767,969	49,985,714
Debt securities issued:
Borrowings in won		-	43,460,315	32,150,656	75,610,971
Borrowings in foreign currency		-	12,899,498	5,859,935	18,759,433
		-	56,359,813	38,010,591	94,370,404

Investment contract liabilities		-	-	1,165,022	1,165,022

Other financial liabilities		-	10,428,026	29,001,549	39,429,575
	~~W~~	-	236,183,825	371,969,715	608,153,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	39,846,236	-	39,846,236
Due from banks at FVTPL		36,977	-	-	-	36,977
Securities at FVTPL		71,686,612	-	-	-	71,686,612
Derivatives assets		5,451,376	-	-	438,028	5,889,404
Loans at FVTPL		1,421,157	-	-	-	1,421,157
Loans at amortized cost		-	-	448,542,280	-	448,542,280
Securities at FVOCI		-	97,267,259	-	-	97,267,259
Securities at amortized cost		-	-	32,229,645	-	32,229,645
Others		-	-	38,062,713	-	38,062,713
	~~W~~	78,596,122	97,267,259	558,680,874	438,028	734,982,283

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2025 and December 31, 2024 are as follows (continued):

		June 30, 2025
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	420,570,728	-	420,570,728
Financial liabilities at FVTPL		1,480,885	-	-	-	1,480,885
Financial liabilities designated at FVTPL		-	7,417,650	-	-	7,417,650
Derivatives liabilities		4,559,299	-	-	712,928	5,272,227
Borrowings		-	-	54,294,358	-	54,294,358
Debt securities issued		-	-	89,157,111	-	89,157,111
Investment contract liabilities		-	-	826,844	-	826,844
Others		-	-	57,380,758	-	57,380,758
	~~W~~	6,040,184	7,417,650	622,229,799	712,928	636,400,561

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	40,525,712	-	40,525,712
Due from banks at FVTPL		35,450	-	-	-	35,450
Securities at FVTPL		70,231,449	-	-	-	70,231,449
Derivatives assets		9,576,896	-	-	702,361	10,279,257
Loans at FVTPL		1,879,946	-	-	-	1,879,946
Loans at amortized cost		-	-	449,295,238	-	449,295,238
Securities at FVOCI		-	93,805,369	-	-	93,805,369
Securities at amortized cost		-	-	33,315,999	-	33,315,999
Others		-	-	23,116,960	-	23,116,960
	~~W~~	81,723,741	93,805,369	546,253,909	702,361	722,485,380

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	422,781,045	-	422,781,045
Financial liabilities at FVTPL		954,899	-	-	-	954,899
Financial liabilities designated at FVTPL		-	8,220,475	-	-	8,220,475
Derivatives liabilities		9,036,461	-	-	1,022,071	10,058,532
Borrowings		-	-	49,920,373	-	49,920,373
Debt securities issued		-	-	93,765,854	-	93,765,854
Investment contract liabilities		-	-	1,165,022	-	1,165,022
Others		-	-	39,472,400	-	39,472,400
	~~W~~	9,991,360	8,220,475	607,104,694	1,022,071	626,338,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

5. Changes in subsidiaries

(a) There are no major subsidiaries included in or excluded from the consolidated financial statements during the six-month period ended June 30, 2025.

(b) The major subsidiaries that were excluded from the consolidated financial statements during the year ended December 31, 2024 are as follows:

	Company	Description
Excluded	Shinhan AI Co., Ltd.	Liquidation
	PT Shinhan Asset Management Indonesia	Disposal
	SHINHAN ASSET MGT HK, LIMITED	Liquidation

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of June 30, 2025 are as follows:

Segment	Description
Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work
Credit card	Sales of credit cards, short-term and long-term card loan services, installment financing, lease and accompanying work
Securities	Securities trading, consignment trading, underwriting and its accompanying work
Insurance	Life insurance business, decapitalize insurance business and its accompanying work
Credit	Facility rental, new technology business financing, others and its accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

6. Operating segments (continued)

(b) The operating profit and net income for the six-month periods ended June 30, 2025 and 2024, by operating segment, are as follows:

		June 30, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	4,543,662	973,054	293,367	(85,399)	49,457	41,230	(96,531)	5,718,840
Net fees and commission income (expense)		514,661	424,411	298,883	(2,989)	10,802	178,535	15,818	1,440,121
Reversal of (provision for) credit loss allowance		(374,005)	(509,579)	(46,399)	(5,573)	(86,848)	(33,760)	(1,040)	(1,057,204)
General and administrative expenses		(1,895,743)	(412,084)	(377,942)	(92,064)	(31,535)	(206,955)	116,265	(2,900,058)
Other operating income (expense)		74,911	(91,970)	150,597	637,375	102,480	73,639	(190,260)	756,772
Operating income (expense)		2,863,486	383,832	318,506	451,350	44,356	52,689	(155,748)	3,958,471
Equity method income (expense)		(965)	(3,120)	39,407	(830)	36,952	621	42,613	114,678
Income tax expense (income)		673,210	90,077	87,658	111,010	16,202	14,178	(8,933)	983,402
Profit (loss) for the period	~~W~~	2,222,724	301,840	258,873	328,628	63,939	41,837	(123,561)	3,094,280
Controlling interest	~~W~~	2,222,294	299,215	258,880	328,628	63,939	41,837	(177,394)	3,037,399
Non-controlling interests		430	2,625	(7)	-	-	-	53,833	56,881

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

6. Operating segments (continued)

(b) The operating profit and net income for the six-month periods ended June 30, 2025 and 2024, by operating segment, are as follows (continued):

		June 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	4,455,648	959,751	276,908	(75,591)	84,383	44,881	(108,267)	5,637,713
Net fees and commission income (expense)		443,875	511,391	279,670	(2,556)	7,159	168,092	11,678	1,419,309
Reversal of (provision for) credit loss allowance		(170,113)	(435,924)	(22,036)	(1,821)	(78,693)	(269,399)	506	(977,480)
General and administrative expenses		(1,820,712)	(393,328)	(381,140)	(91,716)	(33,120)	(223,044)	99,209	(2,843,851)
Other operating income (expense)		(119,741)	(95,872)	120,233	601,163	131,248	339,041	(290,984)	685,088
Operating income (expense)		2,788,957	546,018	273,635	429,479	110,977	59,571	(287,858)	3,920,779
Equity method income (expense)		14,448	(4,803)	(4,073)	(128)	27,166	4,266	(51,834)	(14,958)
Income tax expense (income)		565,815	126,129	57,994	117,822	28,507	1,450	(34,588)	863,129
Profit (loss) for the period	~~W~~	2,010,839	429,941	207,160	306,881	108,043	57,425	(321,474)	2,798,815
Controlling interest	~~W~~	2,010,504	428,478	207,171	306,881	108,043	57,425	(371,491)	2,747,011
Non-controlling interests		335	1,463	(11)	-	-	-	50,017	51,804

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

6. Operating segments (continued)

(c) Interest gains and losses from external customers by segment and cross-sector interest gains and losses for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	4,543,060	999,084	299,679	(82,917)	58,311	5,995	(104,372)	5,718,840
Internal transactions		602	(26,030)	(6,312)	(2,482)	(8,854)	35,235	7,841	-
	~~W~~	4,543,662	973,054	293,367	(85,399)	49,457	41,230	(96,531)	5,718,840

		June 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	4,455,703	992,184	285,014	(76,154)	97,713	(1,947)	(114,800)	5,637,713
Internal transactions		(55)	(32,433)	(8,106)	563	(13,330)	46,828	6,533	-
	~~W~~	4,455,648	959,751	276,908	(75,591)	84,383	44,881	(108,267)	5,637,713

(*) Consolidated adjustment to net interest income (expense) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the six-month periods ended June 30, 2025 and 2024.

		June 30, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income (loss) from:
External customers	~~W~~	536,419	451,525	301,957	1,762	10,272	138,186	-	1,440,121
Internal transactions		(21,758)	(27,114)	(3,074)	(4,751)	530	40,349	15,818	-
	~~W~~	514,661	424,411	298,883	(2,989)	10,802	178,535	15,818	1,440,121

		June 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income (loss) from:
External customers	~~W~~	464,496	537,133	282,511	608	6,318	128,243	-	1,419,309
Internal transactions		(20,621)	(25,742)	(2,841)	(3,164)	841	39,849	11,678	-
	~~W~~	443,875	511,391	279,670	(2,556)	7,159	168,092	11,678	1,419,309

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	14,820,944	11,594,266	Article 55 of the Bank of Korea Act
Other		1,830,987	1,978,415	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		16,651,931	13,572,681

Deposits denominated in foreign currency		3,112,012	11,046,189	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	19,763,943	24,618,870

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

8. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Debt instruments:
Governments	~~W~~	10,673,083	8,983,699
Financial institutions		8,725,123	11,127,785
Corporations		12,671,767	12,579,941
Stocks with put option		630,708	691,684
Equity investment with put option		5,568,476	5,483,075
Beneficiary certificates		14,928,511	14,414,681
Commercial papers		7,243,905	9,270,928
CMA		4,235,126	1,613,961
Others (*)		2,941,709	2,840,070
		67,618,408	67,005,824

Equity instruments:
Stocks		3,536,451	2,954,653
Equity investment		5,179	6,680
Others		394,115	135,995
		3,935,745	3,097,328

Gold/silver deposits		132,459	128,297
	~~W~~	71,686,612	70,231,449
Others:
Loans at FVTPL		1,421,157	1,879,946
Due from banks at FVTPL		36,977	35,450
	~~W~~	73,144,746	72,146,845

(*) As of June 30, 2025 and December 31, 2024, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 2,305,582 million and ~~W~~ 1,731,224 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	157,782,114	167,805,176
Currency swaps		59,161,247	59,641,567
Currency options		2,305,457	2,182,530
		219,248,818	229,629,273
Exchange traded:
Currency futures		2,325,415	1,534,764
		221,574,233	231,164,037
Interest rates related:
Over the counter:
Interest rate forwards and swaps		57,014,616	57,169,341
Interest rate options		820,000	825,057
		57,834,616	57,994,398
Exchange traded:
Interest rate futures		6,354,105	4,875,687
Interest rate swaps (*)		158,819,664	142,194,805
		165,173,769	147,070,492
		223,008,385	205,064,890
Credit related:
Over the counter:
Credit swaps		5,267,883	5,041,093

Equity related:
Over the counter:
Equity swaps and forwards		5,123,053	5,975,657
Equity options		1,209,757	2,923,962
		6,332,810	8,899,619
Exchange traded:
Equity futures		1,186,990	1,600,342
Equity options		974,018	452,322
		2,161,008	2,052,664
		8,493,818	10,952,283
Commodity related:
Over the counter:
Commodity swaps and forwards		2,793,327	2,121,686
Exchange traded:
Commodity futures and options		135,730	172,899
		2,929,057	2,294,585
Hedge:
Currency forwards		4,363,673	4,345,149
Currency swaps		7,851,714	7,993,851
Interest rate forwards and swaps		12,766,416	13,219,417
Equity options		16,750	18,750
		24,998,553	25,577,167
	~~W~~	486,271,929	480,094,055

(*) The notional amounts of derivatives outstanding to be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025		December 31, 2024
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	2,540,741	2,289,683	5,731,971	3,887,398
Currency swaps		1,448,331	1,247,895	2,299,084	3,823,249
Currency options		11,282	15,486	24,230	25,700
		4,000,354	3,553,064	8,055,285	7,736,347
Exchange traded:
Currency futures		4,004	348	1,527	828
		4,004,358	3,553,412	8,056,812	7,737,175
Interest rates related:
Over the counter:
Interest rate forwards and swaps		653,163	740,986	734,284	859,402
Interest rate options		110	31,755	1,157	28,907
		653,273	772,741	735,441	888,309
Exchange traded:
Interest rate futures		5,611	5,347	2,929	675
		658,884	778,088	738,370	888,984
Credit related:
Over the counter:
Credit swaps		502,749	12,493	507,677	9,764
Equity related:
Over the counter:
Equity swap and forwards		202,144	88,316	96,841	137,399
Equity options		3,624	13,472	95,173	112,088
		205,768	101,788	192,014	249,487
Exchange traded:
Equity futures		9,242	6,258	1,228	13,302
Equity options		67,762	10,317	66,177	4,274
		77,004	16,575	67,405	17,576
		282,772	118,363	259,419	267,063
Commodity related:
Over the counter:
Commodity swaps and forwards		2,234	91,970	914	129,833
Exchange traded:
Commodity futures and options		379	4,973	13,704	3,642
		2,613	96,943	14,618	133,475
Hedge:
Currency forwards		33,360	53,102	12,100	213,015
Currency swaps		247,696	215,713	539,015	181,413
Interest rate forwards and swaps		156,972	437,334	151,246	623,702
Equity options		-	6,779	-	3,941
		438,028	712,928	702,361	1,022,071
	~~W~~	5,889,404	5,272,227	10,279,257	10,058,532

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three- month	Six- month	Three- month	Six- month
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(1,237,866)	(1,040,992)	284,393	841,345
Currency swaps		1,340,705	1,345,858	(308,183)	(807,385)
Currency options		(2,577)	(1,703)	1,290	2,414
		100,262	303,163	(22,500)	36,374
Exchange traded:
Currency futures		6,868	4,468	(33)	53
		107,130	307,631	(22,533)	36,427
Interest rates related:
Over the counter:
Interest rate forwards and swaps		163,953	53,811	41,100	83,795
Interest rate options		(2,152)	(2,848)	(431)	37
		161,801	50,963	40,669	83,832
Exchange traded:
Interest rate futures, etc.		3,325	(246)	(3,271)	(2,573)
		165,126	50,717	37,398	81,259
Credit related:
Over the counter:
Credit swaps		(7,216)	8,555	750	10,541

Equity related:
Over the counter:
Equity swap and forwards		97,304	181,870	(32,447)	42,416
Equity options		860	470	73,022	36,438
		98,164	182,340	40,575	78,854
Exchange traded:
Equity futures		11,912	3,048	(52,500)	(22,400)
Equity options		1,058	2,526	10,314	3,530
		12,970	5,574	(42,186)	(18,870)
		111,134	187,914	(1,611)	59,984
Commodity related:
Over the counter:
Commodity swaps and forwards		(12,620)	34,126	(2,599)	(9,564)

Exchange traded:
Commodity futures and options		1,648	(4,594)	(9,069)	(9,505)
		(10,972)	29,532	(11,668)	(19,069)
Hedge:		(106,510)	1,302	46,812	(90,915)
	~~W~~	258,692	585,651	49,148	78,227

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(d) The notional amounts and the average hedge ratios for hedging instruments as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	1,716,245	2,241,599	2,428,498	1,477,712	664,750	4,237,611	12,766,415
Average price condition (*1):		3.03%	3.78%	4.52%	4.58%	3.50%	3.36%	3.76%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk (*2):
Nominal values:		4,719,617	3,434,526	1,680,108	2,960,545	738,541	499,057	14,032,394
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Other price risk (*3):
Nominal values:		-	16,750	-	-	-	-	16,750
Average hedge ratio:		-	100%	-	-	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M USD LIBOR, 3M Euribor, 3M AUD Bond, and 3M JPY Term TONAR.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,303.75, JPY/KRW 9.28, EUR/KRW 1,428.69, GBP/KRW 1,561.57, AUD/KRW 893.06, CAD/KRW 999.37, CNY/KRW 189.93, SEK/KRW 128.60.

(*3) The equity option, which has an exercise price of ~~W~~ 324,027.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(d) The notional amounts and the average hedge ratios for hedging instruments as of June 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	910,440	2,621,365	1,943,818	2,350,027	1,161,927	4,231,840	13,219,417
Average price condition (*1):		3.43%	3.07%	4.08%	4.82%	4.17%	3.60%	3.82%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk (*2):
Nominal values:		4,319,632	2,421,806	3,072,483	2,870,442	1,059,147	447,703	14,191,213
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Other price risk (*3):
Nominal values:		-	-	18,750	-	-	-	18,750
Average hedge ratio:		-	-	100%	-	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,280.52, JPY/KRW 9.25, EUR/KRW 1,402.37, GBP/KRW 1,561.57, AUD/KRW 892.94, CAD/KRW 991.06, CNY/KRW 189.50, SEK/KRW 127.54.

(*3) The equity option, which has an exercise price of ~~W~~ 324,027.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	42,087,967	42,463,118
Financial institutions bonds		30,023,882	25,983,405
Corporate bonds and others		23,193,615	23,569,687
		95,305,464	92,016,210
Equity securities (*):
Stocks		1,776,255	1,594,019
Equity investments		748	4,367
Others		184,792	190,773
		1,961,795	1,789,159
		97,267,259	93,805,369
Securities at amortized cost:
Debt securities:
Government bonds		22,151,438	21,808,057
Financial institutions bonds		2,698,399	3,787,661
Corporate bonds and others		7,379,808	7,720,281
		32,229,645	33,315,999
	~~W~~	129,496,904	127,121,368

(*) The equity securities are designated as FVOCI since the Group exercised FVOCI option for these securities required to possess in accordance with certain regulations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows:

		June 30, 2025
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187
Transfer (from) to 12-month expected credit losses		5,276	(5,276)	-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-	-	-
Net increase and decrease (*)		3,320,160	(30,906)	3,289,254	(1,083,247)	(3,644)	(1,086,891)
Ending balance	~~W~~	95,280,888	24,576	95,305,464	32,239,296	-	32,239,296

		December 31, 2024
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910
Transfer (from) to 12-month expected credit losses		3,798	(3,798)	-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-	-	-
Net increase and decrease (*)		3,406,603	(27,393)	3,379,210	(2,367,844)	(3,879)	(2,371,723)
Ending balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows:

		June 30, 2025
		Debt securities at FVOCI			Debt securities at amortized cost
		12-months expected credit loss	Lifetime expected credit loss	Total	12-months expected credit loss	Lifetime expected credit loss	Total

Beginning balance	~~W~~	38,250	96	38,346	10,137	51	10,188
Transfer (from)to 12-month expected credit loss		17	(17)	-	-	-	-
Transfer (from)to lifetime expected credit loss		-	-	-	-	-	-
Provision (Reversal)		3,893	76	3,969	(13)	(46)	(59)
Disposal and others (*)		(2,325)	(2)	(2,327)	(475)	(3)	(478)
Ending balance	~~W~~	39,835	153	39,988	9,649	2	9,651

		December 31, 2024
		Debt securities at FVOCI			Debt securities at amortized cost
		12-months expected credit loss	Lifetime expected credit loss	Total	12-months expected credit loss	Lifetime expected credit loss	Total

Beginning balance	~~W~~	41,568	909	42,477	11,283	140	11,423
Transfer (from) to 12-month expected credit loss		14	(14)	-	-	-	-
Transfer (from) to lifetime expected credit loss		-	-	-	-	-	-
Provision (Reversal)		(2,279)	(420)	(2,699)	(1,515)	(97)	(1,612)
Disposal and others (*)		(1,053)	(379)	(1,432)	369	8	377
Ending balance	~~W~~	38,250	96	38,346	10,137	51	10,188

(*) Included the effects from changes in debt restructuring, debt-to-equity swaps, foreign exchange rate and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three-month	Six-month	Three-month	Six-month
Gain on disposal of securities at FVOCI	~~W~~	85,537	187,294	38,040	72,618
Loss on disposal of securities at FVOCI		(14,074)	(41,288)	(32,878)	(45,338)
Gain on disposal of securities at amortized cost (*)		-	1	-	-
Loss on disposal of securities at amortized cost (*)		(11)	(39)	(2)	(4)
	~~W~~	71,452	145,968	5,160	27,276

(*) The disposal is due to the issuers’ exercise of early redemption options.

(e) Income or loss on equity securities at fair value through other comprehensive income

The Group recognized dividends, amounting to ~~W~~ 43,673 million and ~~W~~ 60,912 million, related to equity securities designated at fair value through other comprehensive income for the six-month periods ended June 30, 2025 and 2024, respectively.

The details of disposal of equity securities designated at fair value through other comprehensive income for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Fair value at the date of disposal		Cumulative net gain (loss) at the time of disposal
		June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Stocks (*)	~~W~~	63,911	54,167	2,811	(3,392)
Contingent convertible bonds		1,687	-	11	-
	~~W~~	65,598	54,167	2,822	(3,392)

(*) The reason for the disposal of stocks at fair value through other comprehensive income is the disposal of stocks acquired through debt-to-equity swaps, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc.

(a) The composition of loans at amortized cost by customer as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Retail loans	~~W~~	168,560,585	166,140,123
Corporate loans (*)		248,167,740	251,011,516
Public and other loans		4,678,098	5,253,071
Loans between banks		2,588,461	1,946,442
Credit card receivables		28,467,053	28,894,371
		452,461,937	453,245,523
Discount		(28,955)	(29,923)
Deferred loan origination costs		665,603	645,569
		453,098,585	453,861,169
Less: Allowance for credit loss		(4,556,305)	(4,565,931)
	~~W~~	448,542,280	449,295,238

(*) Includes SOHO loans.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows:

		June 30, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	384,078,752	66,060,111	3,722,306	61,488,945	235,252	217,158	515,802,524
Transfer (from) to 12-months expected credit losses		15,345,942	(15,299,583)	(46,359)	30,747	(29,838)	(909)	-
Transfer (from) to lifetime expected credit losses		(18,351,079)	18,476,849	(125,770)	(47,611)	48,553	(942)	-
Transfer (from) to credit- impaired financial assets		(853,379)	(1,158,818)	2,012,197	(3,605)	(12,548)	16,153	-
Net increase and decrease (*1)		4,229,432	(3,433,021)	76,874	14,074,093	(23,629)	13,081	14,936,830
Write-offs (*2)		-	-	(891,123)	-	-	(47,611)	(938,734)
Disposal		-	(6,758)	(737,988)	-	(216)	(3,567)	(748,529)
Ending balance	~~W~~	384,449,668	64,638,780	4,010,137	75,542,569	217,574	193,363	529,052,091

(*1) The amount is due to execution, collection and restructuring of debts, debt-to-equity swaps, changes in exchange rate, etc.

(*2) The contractual uncollected amount (principal and interest) of loans at amortized cost that have been written off but are still subject to recovery activities as of June 30, 2025 is ~~W~~ 10,612,865 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	356,983,353	56,073,735	3,012,944	59,409,121	245,916	167,788	475,892,857
Transfer (from) to 12-months expected credit losses		11,871,293	(11,791,179)	(80,114)	34,752	(34,626)	(126)	-
Transfer (from) to lifetime expected credit losses		(21,881,980)	21,982,522	(100,542)	(62,021)	62,091	(70)	-
Transfer (from) to credit- impaired financial assets		(922,912)	(915,624)	1,838,536	(8,949)	(21,143)	30,092	-
Net increase and decrease (*1)		38,062,146	903,773	1,925,720	2,116,517	(10,556)	205,387	43,202,987
Write-offs (*2)		-	-	(1,536,101)	-	-	(61,157)	(1,597,258)
Disposal		(33,148)	(193,116)	(1,338,137)	(475)	(6,430)	(124,756)	(1,696,062)
Ending balance	~~W~~	384,078,752	66,060,111	3,722,306	61,488,945	235,252	217,158	515,802,524

(*1) The amount is due to execution, collection and restructuring of debts, debt-to-equity swaps, changes in exchange rate, etc.

(*2) The contractual uncollected amount (principal and interest) of loans at amortized cost that have been written off but are still subject to recovery activities as of December 31, 2024 is ~~W~~ 10,268,898 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss

Changes in allowance for credit loss of loans at amortized cost, etc. for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows:

		June 30, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	1,270,300	1,531,751	1,763,880	394,484	14,752	186,410	5,161,577
Transfer (from) to 12-months expected credit losses		192,236	(188,308)	(3,928)	619	(569)	(50)	-
Transfer (from) to lifetime expected credit losses		(90,546)	117,913	(27,367)	(1,766)	1,798	(32)	-
Transfer (from) to credit- impaired financial assets		(22,517)	(122,243)	144,760	(258)	(4,020)	4,278	-
Provision (reversal)		(95,404)	148,930	994,292	6,885	121	31,813	1,086,637
Write-offs		-	-	(891,123)	-	-	(47,611)	(938,734)
Amortization of discount		-	-	(19,814)	-	-	-	(19,814)
Disposal		-	(355)	(257,981)	-	(1)	(3,352)	(261,689)
Collection		-	-	154,853	-	-	1,156	156,009
Others (*)		(19,158)	(12,543)	(11,323)	(5,828)	(3)	(13,903)	(62,758)
Ending balance	~~W~~	1,234,911	1,475,145	1,846,249	394,136	12,078	158,709	5,121,228

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost, etc. for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	1,275,974	1,672,926	1,381,570	332,951	15,650	137,968	4,817,039
Transfer (from) to 12-months expected credit losses		206,803	(201,876)	(4,927)	1,262	(1,229)	(33)	-
Transfer (from) to lifetime expected credit losses		(124,779)	158,247	(33,468)	(5,414)	5,441	(27)	-
Transfer (from) to credit- impaired financial assets		(24,287)	(110,430)	134,717	(178)	(5,715)	5,893	-
Provision (reversal)		(70,604)	22,354	1,910,263	175	629	112,858	1,975,675
Write-offs		-	-	(1,536,101)	-	-	(61,157)	(1,597,258)
Amortization of discount		-	-	(35,031)	-	-	-	(35,031)
Disposal		(2,946)	(19,609)	(402,283)	(1)	(38)	(15,028)	(439,905)
Collection		-	-	361,038	-	-	3,292	364,330
Others (*)		10,139	10,139	(11,898)	65,689	14	2,644	76,727
Ending balance	~~W~~	1,270,300	1,531,751	1,763,880	394,484	14,752	186,410	5,161,577

(*) Other changes are due to debt restructuring, debt-to-equity swaps and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates

(a) Investments in associates as of June 30, 2025 and December 31, 2024 are as follows:

Investees	Country	Reporting Date	Ownership (%)
			June 30, 2025	December 31, 2024
BNP Paribas Cardif Life Insurance (*1), (*7)	Korea	March 31, 2025	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	June 30, 2025	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	May 31, 2025	50.00	50.00
VOGO Debt Strategy Qualified IV Private	Korea	June 30, 2025	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	June 30, 2025	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	June 30, 2025	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	June 30, 2025	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	June 30, 2025	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	June 30, 2025	4.41	3.13
KB NA Hickory Private Special Asset Fund	Korea	-	-	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	June 30, 2025	44.02	44.02
KTB Aircraft Specialized Private Investment Trust No. 16	Korea	June 30, 2025	33.44	33.44
Shinhan-Nvestor Liquidity Solution Fund	Korea	June 30, 2025	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	June 30, 2025	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	June 30, 2025	25.00	25.00
Genesis North America Power Company No.1 PEF	Korea	June 30, 2025	43.84	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	June 30, 2025	23.33	23.33
KOREA FINANCE SECURITY CO., LTD. (*1), (*7)	Korea	March 31, 2025	14.91	14.91
MIEL CO., LTD. (*2)	Korea	December 31, 2024	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	June 30, 2025	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	June 30, 2025	50.00	50.00
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	June 30, 2025	41.67	41.67
MK Ventures-K Clavis Growth Capital Venture Fund 1	Korea	June 30, 2025	26.67	26.67
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*6)	Korea	June 30, 2025	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	June 30, 2025	32.06	32.06
Rifa Private Real Estate Investment Trust 31	Korea	June 30, 2025	31.31	31.31
FuturePlay-Shinhan TechInnovation Fund 1	Korea	June 30, 2025	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	-	-	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	June 30, 2025	21.64	21.64
Korea Credit Bureau (*1), (*7)	Korea	March 31, 2025	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1), (*7)	Korea	March 31, 2025	1.04	1.04
SBC PFV Co., Ltd. (*1), (*7), (*8)	Korea	March 31, 2025	25.00	25.00
NH-amundi global infra private fund 16	Korea	June 30, 2025	50.00	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	June 30, 2025	72.50	72.50
IGIS Real-estate Private Investment Trust No.33	Korea	June 30, 2025	40.86	40.86
Goduck Gangil10 PFV Co., Ltd. (*1), (*7)	Korea	March 31, 2025	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	June 30, 2025	79.63	79.63

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2025	December 31, 2024
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	June 30, 2025	28.70	28.70
Shinhan Global Healthcare Fund 2 (*7)	Korea	June 30, 2025	13.68	13.68
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	June 30, 2025	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	June 30, 2025	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	June 30, 2025	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	June 30, 2025	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	June 30, 2025	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	June 30, 2025	28.98	28.98
VS Cornerstone Fund (*5)	Korea	-	-	41.18
Kakao-Shinhan 1st TNYT Fund	Korea	June 30, 2025	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	June 30, 2025	24.73	24.73
LB Scotland Amazon Fulfillment Center Fund 29 (*6)	Korea	June 30, 2025	65.01	65.00
JR AMC Hungary Budapest Office Fund 16	Korea	June 30, 2025	32.57	32.57
EDNCENTRAL Co., Ltd. (*7)	Korea	June 30, 2025	13.47	13.47
Gyeonggi-Neoplux Superman Fund	Korea	June 30, 2025	21.76	21.76
NewWave 6th Fund	Korea	June 30, 2025	30.00	30.00
Neoplux No.3 Private Equity Fund (*3)	Korea	June 30, 2025	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	June 30, 2025	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	June 30, 2025	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	June 30, 2025	20.00	22.22
Neoplux Market-Frontier Secondary Fund (*3)	Korea	June 30, 2025	19.74	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund (*5)	Korea	-	-	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	June 30, 2025	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	June 30, 2025	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	June 30, 2025	30.00	30.00
Eum Private Equity Fund No.7	Korea	June 30, 2025	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund	Korea	June 30, 2025	21.05	21.05
AJ-KOSNET Semicon One Venture Fund	Korea	June 30, 2025	22.22	22.22
Shinhan Smilegate Global PEF I (*5)	Korea	-	-	14.21
Genesis Eco No.1 PEF	Korea	June 30, 2025	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	June 30, 2025	42.70	42.70
J& Moorim Jade Investment Fund	Korea	June 30, 2025	24.89	24.89
Ulmus SHC innovation investment fund	Korea	June 30, 2025	24.04	24.04
TI First Property Private Investment Trust 1	Korea	June 30, 2025	40.00	40.00
Kiwoom-Shinhan Innovation Fund 2	Korea	June 30, 2025	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	June 30, 2025	50.00	50.00
SJ ESG Innovative Growth Fund	Korea	June 30, 2025	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	June 30, 2025	76.19	76.19
Reverent-Shinhan Vista Fund (*3)	Korea	June 30, 2025	13.41	13.41
JS Shinhan Private Equity Fund (*3)	Korea	June 30, 2025	3.85	3.85

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2025	December 31, 2024
META ESG Private Equity Fund I	Korea	June 30, 2025	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	June 30, 2025	39.62	39.62
H-IOTA Fund	Korea	June 30, 2025	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	June 30, 2025	26.02	26.01
Tres-Yujin Trust	Korea	June 30, 2025	50.00	50.00
Shinhan-Time mezzanine blind Fund (*5)	Korea	-	-	50.00
Capstone REITs No.26	Korea	June 30, 2025	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	June 30, 2025	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	June 30, 2025	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	June 30, 2025	31.03	31.03
KB Oaktree Trust No.3	Korea	June 30, 2025	33.33	33.33
KAI-The Square New Technology No. 1 (E8 RCPS)	Korea	June 30, 2025	47.96	47.96
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	June 30, 2025	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	June 30, 2025	24.85	24.85
KB Distribution Private Real Estate 3-1	Korea	June 30, 2025	37.50	37.50
Pacific Private Investment Trust No.49-1 (*6)	Korea	June 30, 2025	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	June 30, 2025	60.00	60.00
RIFA Real estate private placement fund for normal investors No. 51	Korea	June 30, 2025	40.00	40.00
Shinhan-Kunicorn first Fund	Korea	June 30, 2025	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	June 30, 2025	49.18	49.18
Shinhan Simone FundⅠ	Korea	June 30, 2025	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	June 30, 2025	40.00	40.00
Tiger Green alpha Trust No.29 (*4)	Korea	June 30, 2025	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	June 30, 2025	21.74	21.74
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1), (*7)	Korea	March 31, 2025	15.00	15.00
Find-Green New Deal 2nd Equity Fund	Korea	June 30, 2025	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	June 30, 2025	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	June 30, 2025	30.30	30.30
Korea Investment Top Mezzanine Private Real Estate Trust No.1	Korea	June 30, 2025	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	June 30, 2025	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	June 30, 2025	32.77	32.77
Cornerstone J&M Fund I (*5)	Korea	-	-	26.67
Logisvalley Shinhan REIT Co., Ltd. (*1)	Korea	March 31, 2025	20.27	20.27
Shinhan-Ji and Tec Smart Innovation Fund	Korea	June 30, 2025	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	June 30, 2025	50.00	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2025	December 31, 2024
Korea Investment Green Newdeal Infra Trust No.1	Korea	June 30, 2025	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	May 31, 2025	26.00	26.00
NH-J&-IBKC Label Technology Fund	Korea	June 30, 2025	27.81	27.81
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Korea	June 30, 2025	50.00	50.00
Shinhan-isquare Venture PEF 1	Korea	June 30, 2025	40.00	40.00
Aurum Goldrush ESG Private Fund No. 1	Korea	June 30, 2025	28.33	28.33
Capstone Develop Frontier Trust (*5)	Korea	-	-	21.43
Nextrade Co., Ltd. (*7)	Korea	June 30, 2025	8.00	8.00
IBKC-Behigh Fund 1st	Korea	June 30, 2025	29.73	29.73
ON No.1 Private Equity Fund	Korea	June 30, 2025	28.57	28.57
Digital New Deal Kappa Private Equity Fund (*5)	Korea	-	-	24.75
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	June 30, 2025	20.84	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	June 30, 2025	28.57	28.57
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*4)	Korea	June 30, 2025	75.00	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	June 30, 2025	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	June 30, 2025	99.98	99.98
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	June 30, 2025	34.75	34.75
Penture K-Content Investment Fund (*7)	Korea	June 30, 2025	19.78	19.78
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	June 30, 2025	30.00	30.00
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	June 30, 2025	37.04	37.04
Shinhan-timefolio Bio Development Investment Fund	Korea	June 30, 2025	48.39	48.39
Shinhan M&A-ESG Fund	Korea	June 30, 2025	23.33	23.33
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Korea	June 30, 2025	28.43	28.43
KDBC meta-enter New Technology investment fund	Korea	June 30, 2025	27.89	27.89
Shinhan Time Secondary Blind Fund	Korea	June 30, 2025	47.50	47.50
Shinhan DS Secondary Investment Fund	Korea	June 30, 2025	49.83	49.83
Shinhan-OpenWater Pre-IPO Fund-1	Korea	June 30, 2025	50.00	50.00
Shinhan-CJ TechInnovation Fund 1st	Korea	June 30, 2025	40.00	40.00
Shinhan-Eco Venture Fund 2nd	Korea	June 30, 2025	40.00	40.00
Heungkuk-Shinhan The First Visionary Fund No.1	Korea	June 30, 2025	40.00	40.00
Koreainvestment-Shinhan-LEP K beauty	Korea	June 30, 2025	22.96	22.96
Shinhan HB Wellness 1st Fund	Korea	June 30, 2025	48.54	48.54
Korea real Asset Fund No.3	Korea	June 30, 2025	28.57	28.57
Timefolio Tech New Technology Investment Trust No.1	Korea	June 30, 2025	21.18	21.18
PineStreet Global Corporate FoF XIII-2 (NC XI) (*6)	Korea	June 30, 2025	100.00	100.00
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	June 30, 2025	26.22	26.22
K-REITs Infrastructure Real Estate Fund	Korea	June 30, 2025	20.20	20.40
Samsung-Dunamu Innovation IT Fund No.1	Korea	June 30, 2025	22.99	22.99
Time Robotics fund	Korea	June 30, 2025	29.86	29.86
Ascent-Welcome Fund2	Korea	June 30, 2025	27.65	27.65
Newmain I funds	Korea	-	-	36.36
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	June 30, 2025	96.78	96.78
SH Ulmus M.P.E. Innovative Venture Fund 7	Korea	June 30, 2025	28.57	28.57
Consus Osansegyo No.2	Korea	June 30, 2025	50.00	50.00
Shinhan AIM Private Fund of Fund 9-B	Korea	June 30, 2025	25.00	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	June 30, 2025	20.75	20.75

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2025	December 31, 2024
Paros Kosdaq Venture General Private Investment Trust No. 5 (*6)	Korea	June 30, 2025	60.30	28.56
Shinhan-soo secondary Fund (*6)	Korea	June 30, 2025	77.61	77.61
TECHFIN RATINGS Co., Ltd. (*1)	Korea	March 31, 2025	45.00	45.00
SONGPA BIZ CLUSTER PFV CO., LTD. (*1), (*7), (*10)	Korea	March 31, 2025	27.40	27.40
Planeta PTE LTD	Singapore	June 30, 2025	33.33	33.33
The E&Shinhan New Growth Up Fund	Korea	June 30, 2025	50.00	50.00
HHR Special Situation Real Estate Private Investment Trust No. 13	Korea	June 30, 2025	20.00	20.00
Shinhan-GB FutureFlow Fund L.P.	Korea	June 30, 2025	50.00	58.18
Credila Financial Services (*1), (*7)	India	March 31, 2025	10.06	10.93
Shinhan Market-Frontier Fund Ⅲ	Korea	June 30, 2025	44.02	44.02
DB IPO HighYield Fund 1 (*6)	Korea	June 30, 2025	64.28	28.57
Exponential SQUARE Private Investment Trust No.1	Korea	June 30, 2025	43.46	50.99
Fine North America Credit Private Mixed Asset Investment Trust 22 (*6)	Korea	June 30, 2025	58.82	58.82
IGIS Private Real Estate Investment No.454	Korea	June 30, 2025	24.04	24.04
IGIS Private Real Estate Investment No.462 (*6)	Korea	June 30, 2025	69.20	69.20
BNW Recharge Private Equity Fund	Korea	June 30, 2025	21.13	21.13
United Partners Realasset Fund No.14	Korea	June 30, 2025	33.33	33.33
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12 (*5)	Korea	-	-	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13 (*5)	Korea	-	-	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14 (*7)	Korea	June 30, 2025	7.67	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15 (*7)	Korea	June 30, 2025	7.79	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16 (*7)	Korea	June 30, 2025	7.67	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17 (*7)	Korea	June 30, 2025	5.00	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18 (*7)	Korea	June 30, 2025	5.00	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19 (*7)	Korea	June 30, 2025	5.00	5.00
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Korea	June 30, 2025	23.77	22.37
SH Prestige High Dividend Security Feeder No.1[Equity]	Korea	June 30, 2025	29.73	21.55
IGIS Real Estate General Private Feefer Investment Company No.562 (*6)	Korea	June 30, 2025	63.46	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21(*7)	Korea	June 30, 2025	4.97	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22(*7)	Korea	June 30, 2025	4.97	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23(*7)	Korea	June 30, 2025	4.97	-
IMM Pipe solution Fund	Korea	June 30, 2025	31.11	-
Finflow (*7)	Korea	June 30, 2025	15.00	-
Fireant Media and Digital Service Joint Stock Company (*7)	Korea	June 30, 2025	17.66	-

(*1) Since the financial statements as of June 30, 2025 could not be obtained, the most recent financial statements available after the reporting date were used to apply the equity method. Significant trades and events occurred within the period are properly reflected.

(*2) Shares were acquired through a debt-to-equity swap during the rehabilitation process. Although voting rights could not be exercised during the rehabilitation process, normal voting rights became exercisable as the rehabilitation process ended before June 30, 2025. Therefore, it has been reclassified from financial assets measured at fair value through profit or loss (FVTPL) to investments in associates.

(*3) As a managing partner, the Group has a significant influence over the investees.

(*4) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*5) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*6) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*7) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8) The rate of Group’s voting rights is 4.65%.

(*9) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10) The rate of Group’s voting rights is 19.86%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows:

		June 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	36,440	-	(1,358)	1,118	-	36,200
Shinhan-Neoplux Energy Newbiz Fund		14,612	-	(27)	-	-	14,585
Shinhan-Albatross tech investment Fund		8,672	(917)	(454)	-	-	7,301
VOGO Debt Strategy Qualified IV Private		3,713	(233)	(150)	-	-	3,330
Shinhan-Midas Dong-A Secondary Fund		3,152	-	45	-	-	3,197
ShinHan – Soo Young Entrepreneur Investment Fund No.1		3,381	-	(341)	-	-	3,040
Shinhan Praxis K-Growth Global Private Equity Fund		3,690	-	(1)	-	-	3,689
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		17,493	(17,628)	135	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2 (*)		6,815	-	47	-	(285)	6,577
KTB Aircraft Specialized Private Investment Trust No. 16		2,954	(159)	499	-	-	3,294
Shinhan-Nvestor Liquidity Solution Fund		5,126	(650)	(353)	-	-	4,123
Shinhan AIM FoF Fund 1-A		9,804	(9,413)	(12)	-	-	379
IGIS Global Credit Fund 150-1		4,989	(2,979)	(1,268)	-	-	742
Genesis North America Power Company No.1 PEF		6,802	(1,254)	317	-	-	5,865
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		9,402	(9,178)	1,423	-	-	1,647
KOREA FINANCE SECURITY CO., LTD.		3,542	-	83	-	-	3,625
MIEL CO., LTD. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		58,807	-	1,634	-	-	60,441
Kiwoom-Shinhan Innovation Fund I		7,979	-	(61)	-	-	7,918

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		June 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Samchully Midstream Private Placement Special Asset Fund 5-4	~~W~~	39,484	-	-	-	-	39,484
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		3	-	(1)	-	-	2
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,413	3,947	(213)	-	-	39,147
Milestone Private Real Estate Fund 3		19,120	126	367	-	-	19,613
Rifa Private Real Estate Investment Trust 31		6,343	(76)	(157)	-	-	6,110
FuturePlay-Shinhan TechInnovation Fund 1		5,785	-	208	-	-	5,993
Stonebridge Corporate 1st Fund		3,977	(3,367)	(610)	-	-	-
Vogo Realty Partners Private Real Estate Fund V		10,662	(128)	464	-	-	10,998
Korea Credit Bureau		7,574	(90)	886	-	-	8,370
Goduck Gangil1 PFV Co., Ltd. (*1)		96	(25)	(5)	-	-	66
SBC PFV Co., Ltd.		37,616	-	(822)	-	-	36,794
NH-amundi global infra private fund 16		32,968	4,783	(6,365)	-	-	31,386
SH BNCT Professional Investment Type Private Special Asset Investment Trust		225,708	(15,561)	5,289	-	-	215,436
IGIS Real-estate Private Investment Trust No.33		15,632	(665)	567	-	-	15,534
Goduck Gangil10 PFV Co., Ltd.		6,165	(1,030)	(886)	-	-	4,249
Fidelis Global Private Real Estate Trust No.2 (*)		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12 (*)		24,644	-	-	-	-	24,644
Shinhan Global Healthcare Fund 2 (*)		-	-	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		June 30, 2025
Investees		Beginning Balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	~~W~~	39,491	(454)	1,447	-	-	40,484
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		21,947	5	(679)	-	-	21,273
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		15,770	(93)	(448)	-	-	15,229
Korea Omega-Shinhan Project Fund I		19,473	(10,237)	22,679	-	-	31,915
Samsung SRA Real Estate Professional Private 45		30,276	833	714	-	-	31,823
IBK Global New Renewable Energy Special Asset Professional Private2		33,098	(6,165)	269	-	-	27,202
VS Cornerstone Fund		3,225	(3,618)	393	-	-	-
Kakao-Shinhan 1st TNYT Fund		23,678	-	642	-	-	24,320
Pacific Private Placement Real Estate Fund No.40		11,623	(370)	7,799	-	-	19,052
LB Scotland Amazon Fulfillment Center Fund 29		18,848	-	195	-	-	19,043
JR AMC Hungary Budapest Office Fund 16		13,187	-	(21)	-	-	13,166
EDNCENTRAL Co., Ltd. (*)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		4,138	-	2	-	-	4,140
NewWave 6th Fund		10,708	-	94	-	-	10,802
Neoplux No.3 Private Equity Fund		12,152	(20)	18	-	-	12,150
PCC Amberstone Private Equity Fund I		14,540	(1,822)	(252)	-	-	12,466
KIAMCO POWERLOAN TRUST 4TH		48,703	(1,153)	1,450	-	-	49,000
Mastern Opportunity Seeking Real Estate Fund II		5,272	(4,873)	750	-	-	1,149
Neoplux Market-Frontier Secondary Fund		8,175	-	(2,071)	-	-	6,104
Synergy Green New Deal 1st New Technology Business Investment Fund		10,857	(10,841)	(16)	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		June 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KIAMCO Vietnam Solar Special Asset Private Investment Trust	~~W~~	7,103	-	(565)	-	-	6,538
SHINHAN-NEO Core Industrial Technology Fund		8,111	-	(77)	-	-	8,034
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,710	(1,313)	443	-	-	20,840
Eum Private Equity Fund No.7		9,156	(405)	583	-	-	9,334
Kiwoom Hero No.4 Private Equity Fund		4,197	(5,395)	4,305	-	-	3,107
AJ-KOSNET Semicon One Venture Fund		3,212	-	(26)	-	-	3,186
Shinhan Smilegate Global PEF I		3,882	(3,882)	-	-	-	-
Genesis Eco No.1 PEF		11,077	-	(95)	-	-	10,982
SHINHAN-NEO Market-Frontier 2nd Fund		27,499	-	(160)	-	-	27,339
J& Moorim Jade Investment Fund		5,353	(336)	801	-	-	5,818
Ulmus SHC innovation investment fund		4,305	-	1,010	-	-	5,315
TI First Property Private Investment Trust 1		3,102	(102)	101	-	-	3,101
Kiwoom-Shinhan Innovation Fund 2		10,227	-	(762)	-	-	9,465
ETRI Holdings-Shinhan 1st Unicorn Fund		4,696	-	(36)	-	-	4,660
SJ ESG Innovative Growth Fund		3,115	(1,269)	17	-	-	1,863
AVES 1st Corporate Recovery Private Equity Fund		4,523	-	141	-	-	4,664
Reverent-Shinhan Vista Fund		3,409	27	188	-	-	3,624
JS Shinhan Private Equity Fund		6,381	-	(328)	-	-	6,053
META ESG Private Equity Fund I		5,683	-	(45)	-	-	5,638
Shinhan VC tomorrow venture fund 1		70,633	(5,714)	6,925	-	-	71,844
H-IOTA Fund		9,377	(4,394)	(248)	-	-	4,735

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		June 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Stonebridge-Shinhan Unicorn Secondary Fund	~~W~~	13,587	(2,002)	1,611	-	-	13,196
Tres-Yujin Trust		13,031	-	327	-	-	13,358
Shinhan-Time mezzanine blind Fund		16,426	(16,504)	78	-	-	-
Capstone REITs No.26		5,369	-	(94)	-	-	5,275
JB Incheon-Bucheon REITS No.54		4,967	-	623	-	-	5,590
Hankook Smart Real Asset Investment Trust No.3		6,006	-	147	-	-	6,153
JB Hwaseong-Hadong REITs No.53		4,974	-	(5)	-	-	4,969
KB Oaktree Trust No.3		9,888	(424)	249	-	-	9,713
KAI-The Square New Technology No. 1 (E8 RCPS) (*)		125	-	61	-	(72)	114
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		52,797	(10,545)	1,623	-	-	43,875
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		39,645	(449)	750	-	-	39,946
KB Distribution Private Real Estate 3-1 (*)		24,079	-	(939)	-	(23,140)	-
Pacific Private Investment Trust No.49-1		28,000	-	7,548	-	-	35,548
KIWOOM Real estate private placement fund for normal investors No. 31		8,032	-	14	-	-	8,046
RIFA Real estate private placement fund for normal investors No. 51		5,371	-	9	-	-	5,380
Shinhan-Kunicorn first Fund		9,424	-	(1,571)	-	-	7,853
Shinhan-Quantum Startup Fund		5,665	-	(62)	-	-	5,603
Shinhan Simone Fund Ⅰ		3,422	-	(16)	-	-	3,406
Korea Investment develop seed Trust No.1		10,145	(124)	350	-	-	10,371
Tiger Green alpha Trust No.29		29,992	985	633	-	-	31,610
STIC ALT Global II Private Equity Fund		9,841	(217)	95	-	-	9,719
DDI LVC Master Real Estate Investment Trust Co., Ltd.		5,800	-	(339)	-	-	5,461
Find-Green New Deal 2nd Equity Fund		4,324	-	148	-	-	4,472
ShinhanFitrin 1st Technology Business Investment Association		4,232	-	(90)	-	-	4,142
Koramco Private Real Estate Fund 143		6,669	-	-	-	-	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No.1		9,876	(5,508)	382	-	-	4,750
LB YoungNam Logistics Private Trust No.40		9,625	(299)	272	-	-	9,598
Shinhan-Cognitive Start-up Fund L.P.		4,209	-	(62)	-	-	4,147

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		June 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cornerstone J&M Fund I	~~W~~	3,414	(4,109)	695	-	-	-
Logisvalley Shinhan REIT Co., Ltd.		3,389	-	(58)	-	-	3,331
Shinhan-Ji and Tec Smart Innovation Fund		13,004	-	1,388	-	-	14,392
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,758	-	(105)	-	-	6,653
Korea Investment Green Newdeal Infra Trust No.1		16,096	-	(39)	-	-	16,057
BTS 2nd Private Equity Fund		10,159	-	-	-	-	10,159
NH-J&-IBKC Label Technology Fund		9,646	-	3,395	-	-	13,041
Shinhan-Sneak Peek Biohealthcare Bounceback Fund		3,916	1,500	558	-	-	5,974
Shinhan-isquare Venture PEF 1st		4,237	(274)	(13)	-	-	3,950
Aurum Goldrush ESG Private Fund No. 1		3,007	-	(405)	-	-	2,602
Capstone Develop Frontier Trust		8,049	(7,607)	(442)	-	-	-
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
IBKC-Behigh Fund 1st		3,160	-	(34)	-	-	3,126
ON No.1 Private Equity Fund		5,712	(5,943)	231	-	-	-
Digital New Deal Kappa Private Equity Fund		4,747	(5,534)	787	-	-	-
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,646	(4,304)	522	-	-	5,864
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		11,324	(1,188)	289	-	-	10,425
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		3,278	(87)	22	-	-	3,213
TogetherKorea Private Investment Trust No. 6		5,423	-	61	-	-	5,484
TogetherKorea Private Investment Trust No. 7		5,423	-	61	-	-	5,484
Kiwoom Material Part Equipment New Technology Investment Fund No.3		4,219	-	(22)	-	-	4,197
Penture K-Content Investment Fund		11,319	-	(907)	-	-	10,412
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		13,468	-	1,392	-	-	14,860
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,125	(263)	287	-	-	5,149
Shinhan-timefolio Bio Development Investment Fund		11,707	-	(49)	-	-	11,658
Shinhan M&A-ESG Investment Fund		6,454	1,400	155	-	-	8,009
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.		18,804	(185)	415	-	-	19,034

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		June 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KDBC meta-enter New Technology investment fund	~~W~~	6,797	-	151	-	-	6,948
Shinhan Time Secondary Blind New Technology Investment Trust		4,637	-	792	-	-	5,429
Shinhan DS Secondary Investment Fund		2,439	5,019	75	-	-	7,533
Shinhan-OpenWater Pre-IPO Fund-1		5,666	(500)	562	-	-	5,728
Shinhan-CJ Technology Innovation Fund No. 1		4,595	-	(89)	-	-	4,506
Shinhan-Eco Venture Fund 2nd		3,957	50	(44)	-	-	3,963
Heungkuk-Shinhan The First Visionary Fund No.1		6,497	-	489	-	-	6,986
Koreainvestment-Shinhan-LEP K beauty		10,264	-	(178)	-	-	10,086
Shinhan HB Wellness 1st Fund		5,326	-	139	-	-	5,465
Korea real Asset Fund No.3		16,552	1,320	496	-	-	18,368
Timefolio Tech New Technology Investment Trust No.1		2,990	-	55	-	-	3,045
PineStreet Global Corporate FoF XIII-2		3,743	2,011	678	-	-	6,432
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		17,144	(726)	(1,341)	-	-	15,077
K-REITs Infrastructure Real Estate Fund		2,813	-	275	-	-	3,088
Samsung-Dunamu Innovation IT Fund No.1		3,750	-	137	-	-	3,887
Time Robotics New Technology Investment Trust		3,778	(72)	41	-	-	3,747
Ascent-Welcome Fund2		8,460	-	947	-	-	9,407
Newmain I funds		9,364	(9,254)	(110)	-	-	-
Igis General PE Real Estate Investment Trust 517-1		54,902	-	(1,625)	-	-	53,277
SH Ulmus M.P.E. Innovative Venture Fund 7		3,032	-	(29)	-	-	3,003
Consus Osansegyo No.2		8,009	-	-	-	-	8,009
Shinhan AIM Private Fund of Fund 9-B		36,741	2,681	1,254	-	-	40,676
Shinhan General Private Real Estate Investment Trust No.3		26,706	1,787	788	-	-	29,281
Paros Kosdaq Venture General Private Investment Trust No. 5		6,590	(820)	(629)	-	-	5,141
Shinhan-soo secondary Fund		16,737	-	1,048	-	-	17,785
TECHFIN RATINGS Co., Ltd.		25,610	-	(842)	-	-	24,768
SONGPA BIZ CLUSTER PFV CO., LTD.		13,364	-	(220)	-	-	13,144
Planeta PTE LTD		11,341	-	229	-	-	11,570
The E&Shinhan New Growth Up Fund		3,518	1,280	221	-	-	5,019
HHR Special Situation Real Estate Private Investment Trust No. 13		2,749	(111)	629	-	-	3,267
Shinhan-GB FutureFlow Fund L.P.		5,150	2,991	(245)	440	-	8,336

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		June 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Credila Financial Services	~~W~~	263,116	3,240	9,834	(8,635)	-	267,555
Shinhan Market-Frontier Investment Association No. 3		12,791	4,402	(325)	-	-	16,868
DB IPO HighYield Fund 1		4,278	5,102	143	-	-	9,523
Exponential SQUARE Private Investment Trust No.1		5,208	-	460	-	-	5,668
Fine North America Credit Private Mixed Asset Investment Trust 22		4,613	944	(49)	-	-	5,508
IGIS Private Real Estate Investment No.454		3,368	-	(3)	-	-	3,365
IGIS Private Real Estate Investment No.462		4,433	-	(27)	-	-	4,406
BNW Recharge Private Equity Fund		7,138	-	(1,296)	-	-	5,842
United Partners Realasset Fund No.14		9,998	-	68	-	-	10,066
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		17,977	(17,977)	-	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		12,035	(12,035)	-	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		13,711	-	4,543	-	-	18,254
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		13,738	-	4,415	-	-	18,153
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		13,290	-	4,511	-	-	17,801
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		5,378	-	2,919	-	-	8,297
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		10,925	-	5,376	-	-	16,301
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		5,052	-	3,015	-	-	8,067
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		4,197	-	87	-	-	4,284
SH Prestige High Dividend Security Feeder No.1[Equity]		2,579	-	864	-	-	3,443
IGIS Real Estate General Private Feeder Investment Company No.562		-	23,000	(58)	-	-	22,942
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21		-	15,700	3,337	-	-	19,037
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22		-	15,700	4,193	-	-	19,893
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23		-	15,700	2,520	-	-	18,220
IMM Pipe solutuion Fund		-	5,970	1,447	-	-	7,417
Finflow		-	7,058	-	-	-	7,058
Fireant Media and Digital Service Joint Stock Company		-	4,925	(302)	-	-	4,623
Others		198,203	(9,859)	1,409	-	(1)	189,752
Total	~~W~~	2,752,980	(110,243)	114,678	(7,077)	(23,498)	2,726,840

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	39,272	-	(3,423)	587	-	36,436
Shinhan-Neoplux Energy Newbiz Fund		22,358	(9,196)	1,450	-	-	14,612
Shinhan-Albatross tech investment Fund		15,499	(8,312)	1,485	-	-	8,672
KCGI-SingA330-A Private Special Asset Investment Trust		4,609	(4,876)	267	-	-	-
VOGO Debt Strategy Qualified IV Private		6,532	(3,465)	646	-	-	3,713
Shinhan-Midas Donga Secondary Fund		4,301	(750)	(399)	-	-	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,862	(5,760)	4,279	-	-	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		3,692	-	(2)	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		24,096	(7,321)	718	-	-	17,493
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,799	1,058	370	-	(13,412)	6,815
KDBC-Midas Dong-A Global contents Fund		4,288	-	(1,648)	-	-	2,640
Shinhan-Nvestor Liquidity Solution Fund		6,088	(1,270)	308	-	-	5,126
Shinhan AIM FoF Fund 1-A		9,635	(1,169)	1,338	-	-	9,804
IGIS Global Credit Fund 150-1		4,286	(549)	1,252	-	-	4,989
Korea Omega Project Fund III		3,696	(2,274)	(1,422)	-	-	-
Genesis North America Power Company No.1 PEF		6,358	(3,143)	3,587	-	-	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,764	(37,990)	6,628	-	-	9,402
KOREA FINANCE SECURITY CO., LTD.		3,245	-	297	-	-	3,542
MIEL CO., LTD. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		46,372	3,460	8,975	-	-	58,807
Kiwoom-Shinhan Innovation Fund I		7,854	-	125	-	-	7,979
Midas Asset Global CRE Debt Private Fund No.6		54,881	(57,919)	3,038	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		33,163	2,416	3,905	-	-	39,484
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		7,254	(7,664)	410	-	-	-
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		-	(183)	3	-	183	3
NH-Amundi Global Infrastructure Trust 14		18,728	(20,589)	1,861	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,265	(1,591)	1,739	-	-	35,413
Milestone Private Real Estate Fund 3		17,615	1,619	(114)	-	-	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		6,889	-	(546)	-	-	6,343
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		3,138	(889)	269	-	-	2,518

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	7,847	(1,238)	(824)	-	-	5,785
Stonebridge Corporate 1st Fund		4,142	-	(165)	-	-	3,977
Vogo Realty Partners Private Real Estate Fund V		10,792	1,379	(1,509)	-	-	10,662
Korea Credit Bureau		6,738	(45)	881	-	-	7,574
Goduck Gangil1 PFV Co., Ltd.		180	(148)	64	-	-	96
SBC PFV Co., Ltd.		30,774	8,750	(1,908)	-	-	37,616
NH-amundi global infra private fund 16		50,652	4,293	(21,977)	-	-	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		244,772	(31,676)	12,612	-	-	225,708
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		18,110	(19,646)	1,536	-	-	-
Sparklabs-Shinhan Opportunity Fund 1		3,914	-	(1,189)	-	-	2,725
IGIS Real-estate Private Investment Trust No.33		15,271	(809)	1,170	-	-	15,632
Goduck Gangil10 PFV Co., Ltd.		5,081	(212)	1,296	-	-	6,165
Fidelis Global Private Real Estate Trust No.2		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,619	2,955	2,919	-	(29,849)	24,644
Shinhan Global Healthcare Fund 2 (*)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		26,678	1,760	(26,884)	-	-	1,554
Shinhan AIM Real Estate Fund No.1		51,873	2,613	(51,602)	-	-	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		34,781	(856)	5,566	-	-	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,053	-	1,894	-	-	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		17,516	(3,377)	1,631	-	-	15,770
Korea Omega-Shinhan Project Fund I		11,630	(1,957)	9,800	-	-	19,473
Samsung SRA Real Estate Professional Private 45		31,432	(3,954)	2,798	-	-	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		32,296	(1,266)	2,068	-	-	33,098
VS Cornerstone Fund		3,280	-	(55)	-	-	3,225

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
NH-Amundi US Infrastructure Private Fund2	~~W~~	29,725	(30,845)	1,664	-	-	544
Kakao-Shinhan 1st TNYT Fund		19,866	-	3,812	-	-	23,678
Pacific Private Placement Real Estate Fund No.40		11,624	(748)	747	-	-	11,623
Mastern Private Real Estate Loan Fund No.2		3,040	(1,908)	198	-	-	1,330
LB Scotland Amazon Fulfillment Center Fund 29		30,928	3,780	(15,860)	-	-	18,848
JR AMC Hungary Budapest Office Fund 16		12,687	221	279	-	-	13,187
EDNCENTRAL Co., Ltd. (*)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		5,056	-	(918)	-	-	4,138
NewWave 6th Fund		13,716	(1,425)	(1,583)	-	-	10,708
Neoplux No.3 Private Equity Fund		18,981	(404)	(6,425)	-	-	12,152
PCC Amberstone Private Equity Fund I		17,258	(5,513)	2,795	-	-	14,540
KIAMCO POWERLOAN TRUST 4TH		45,099	(2,331)	5,935	-	-	48,703
Mastern Opportunity Seeking Real Estate Fund II		13,135	(4,868)	(2,995)	-	-	5,272
Neoplux Market-Frontier Secondary Fund		10,427	(4,006)	1,754	-	-	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		10,315	(72)	614	-	-	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,836	(580)	847	-	-	7,103
SHINHAN-NEO Core Industrial Technology Fund		13,616	(9,247)	3,742	-	-	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		23,356	(2,538)	892	-	-	21,710
Eum Private Equity Fund No.7		9,166	(400)	390	-	-	9,156
Kiwoom Hero No.4 Private Equity Fund		3,442	(96)	851	-	-	4,197
Vogo Canister Professional Trust Private Fund I		45,871	(47,321)	1,450	-	-	-
AJ-KOSNET Semicon One Venture Fund		2,854	-	358	-	-	3,212
Timefolio The Venture-V second		5,801	(4,444)	8	-	-	1,365
Shinhan Smilegate Global PEF I		3,801	(4,326)	4,407	-	-	3,882
Genesis Eco No.1 PEF		11,219	-	(142)	-	-	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		32,670	(5,466)	295	-	-	27,499
NH-Synergy Core Industrial New Technology Fund		6,439	(6,175)	(264)	-	-	-
J& Moorim Jade Investment Fund		4,920	-	433	-	-	5,353
Ulmus SHC innovation investment fund		5,543	(1,150)	(88)	-	-	4,305

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
T Core Industrial Technology 1st Venture PEF	~~W~~	4,254	(378)	(881)	-	-	2,995
Fine Value POST IPO No.5 Private Equity Fund		3,766	(3,565)	(201)	-	-	-
TI First Property Private Investment Trust 1		3,102	(203)	203	-	-	3,102
IBKC Global Contents Investment Fund		4,701	(4,764)	63	-	-	-
Kiwoom-Shinhan Innovation Fund 2		9,165	1,148	(86)	-	-	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund		3,295	1,500	(99)	-	-	4,696
SJ ESG Innovative Growth Fund		4,198	-	(1,083)	-	-	3,115
AVES 1st Corporate Recovery Private Equity Fund		4,768	-	(245)	-	-	4,523
Reverent-Shinhan Vista Fund		2,600	54	755	-	-	3,409
JS Shinhan Private Equity Fund		4,933	-	1,448	-	-	6,381
Daishin Newgen New Technology Investment Fund 1st		6,082	(5,742)	(340)	-	-	-
META ESG Private Equity Fund I		5,771	-	(88)	-	-	5,683
Shinhan VC tomorrow venture fund 1		45,210	25,608	(185)	-	-	70,633
H-IOTA Fund		9,524	(2,639)	2,492	-	-	9,377
Stonebridge-Shinhan Unicorn Secondary Fund		7,427	6,160	-	-	-	13,587
Tres-Yujin Trust		10,359	-	2,672	-	-	13,031
Shinhan-Time mezzanine blind Fund		14,121	-	2,305	-	-	16,426
Capstone REITs No.26		5,750	-	(381)	-	-	5,369
JB Incheon-Bucheon REITS No.54		4,978	-	(11)	-	-	4,967
Hankook Smart Real Asset Investment Trust No.3		7,668	-	(1,662)	-	-	6,006
JB Hwaseong-Hadong REITs No.53		4,983	-	(9)	-	-	4,974
KB Oaktree Trust No.3		8,668	304	916	-	-	9,888
Daehan No.36 Office Asset Management Company		22,482	(25,394)	2,912	-	-	-
Rhinos Premier Mezzanine Private Investment Fund No.1		3,056	(3,048)	(8)	-	-	-
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		62,769	(12,710)	2,738	-	-	52,797
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		41,434	(1,142)	(647)	-	-	39,645
SKS-Yozma Fund No.1		3,455	(2,931)	(524)	-	-	-
KB Distribution Private Real Estate 3-1		25,976	-	(1,897)	-	-	24,079
Pacific Private Investment Trust No.49-1		27,377	-	623	-	-	28,000
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(435)	(91)	-	-	8,032
RIFA Real estate private placement fund for normal investors No. 51		5,731	(294)	(66)	-	-	5,371
Fivetree general private equity fund No.15		12,572	(12,572)	-	-	-	-
Shinhan-Kunicorn first Fund		9,626	-	(202)	-	-	9,424
Shinhan-Quantum Startup Fund		3,986	1,800	(121)	-	-	5,665
Shinhan Simone FundⅠ		4,837	(991)	(424)	-	-	3,422

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Korea Investment develop seed Trust No.1	~~W~~	9,532	(939)	1,552	-	-	10,145
Tiger Green alpha Trust No.29		28,573	(664)	2,083	-	-	29,992
STIC ALT Global II Private Equity Fund		9,504	(217)	554	-	-	9,841
NH-Brain EV Fund		11,125	(12,999)	1,874	-	-	-
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,583	-	(783)	-	-	5,800
Leverent-Frontier 4th Venture PEF		3,294	-	(1,220)	-	-	2,074
Find-Green New Deal 2nd Equity Fund		4,465	-	(141)	-	-	4,324
ShinhanFitrin 1st Technology Business Investment Association		4,519	-	(287)	-	-	4,232
Koramco Private Real Estate Fund 143		6,667	-	2	-	-	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No.1		10,016	(994)	854	-	-	9,876
LB YoungNam Logistics Private Trust No.40		9,782	(600)	443	-	-	9,625
Shinhan-Cognitive Start-up Fund L.P.		5,329	-	(1,120)	-	-	4,209
Cornerstone J&M Fund I		3,488	-	(74)	-	-	3,414
Logisvalley Shinhan REIT Co., Ltd.		3,598	-	(209)	-	-	3,389
DA Value-Honest New Technology Investment Fund 1		4,099	(2,754)	(1,345)	-	-	-
Shinhan-Ji and Tec Smart Innovation Fund		9,977	2,535	492	-	-	13,004
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,968	-	(210)	-	-	6,758
Korea Investment Green Newdeal Infra Trust No.1		10,257	5,962	(123)	-	-	16,096
BTS 2nd Private Equity Fund		6,342	3,796	21	-	-	10,159
NH-J&-IBKC Label Technology Fund		9,747	-	(101)	-	-	9,646
Hanyang Time Mezzanine Fund		3,012	(300)	(201)	-	-	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		2,261	1,250	405	-	-	3,916
Shinhan-isquare Venture PEF 1		4,286	100	(149)	-	-	4,237

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Aurum Goldrush ESG Private Fund No. 1	~~W~~	2,917	-	90	-	-	3,007
Capstone Develop Frontier Trust		7,547	(549)	1,051	-	-	8,049
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,835	(4,835)	-	-	-	-
Eventus-IBKC LIB Fund		6,632	(7,064)	432	-	-	-
IBKC-Behigh Fund 1st		3,219	-	(59)	-	-	3,160
ON No.1 Private Equity Fund		5,321	-	391	-	-	5,712
Digital New Deal Kappa Private Equity Fund		4,845	-	(98)	-	-	4,747
IBKCJS New Technology Fund No.1		6,130	(2,418)	(1,094)	-	-	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,803	-	(157)	-	-	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		12,013	(2,170)	1,481	-	-	11,324
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		3,171	(61)	168	-	-	3,278
TogetherKorea Private Investment Trust No. 6		5,270	-	153	-	-	5,423
TogetherKorea Private Investment Trust No. 7		5,270	-	153	-	-	5,423
Kiwoom Core Industrial Technology Investment Fund No.3		4,180	-	39	-	-	4,219
Penture K-Content Investment Fund		5,622	6,000	(303)	-	-	11,319
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		7,969	6,413	(914)	-	-	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,107	(526)	544	-	-	5,125
Shinhan-timefolio Bio Development Investment Fund		5,927	6,000	(220)	-	-	11,707
Shinhan M&A-ESG Fund		4,169	2,576	(291)	-	-	6,454
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.		10,574	6,609	1,621	-	-	18,804
KDBC meta-enter New Technology investment fund		6,940	-	(143)	-	-	6,797
Shinhan Time Secondary Blind Fund		4,754	-	(117)	-	-	4,637
Shinhan DS Secondary Investment Fund		7,477	(1,408)	(3,630)	-	-	2,439
Shinhan-OpenWater Pre-IPO Fund-1		4,973	-	693	-	-	5,666
Shinhan-CJ TechInnovation Fund 1st		2,364	2,400	(169)	-	-	4,595
Shinhan-Eco Venture Fund 2nd		3,610	450	(103)	-	-	3,957
Heungkuk-Shinhan The First Visionary Fund No.1		3,154	3,200	143	-	-	6,497
Koreainvestment-Shinhan-LEP K beauty		9,969	-	295	-	-	10,264
Shinhan HB Wellness 1st Fund		4,992	-	334	-	-	5,326
Korea real Asset Fund No.3		9,315	7,865	(628)	-	-	16,552
PineStreet Global Corporate FoF XIII-2 (NC XI)		721	3,087	(65)	-	-	3,743

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	~~W~~	23,131	(5,596)	(391)	-	-	17,144
Samsung-Dunamu Innovation IT Fund No.1		4,536	-	(786)	-	-	3,750
Time Robotics fund		3,966	(200)	12	-	-	3,778
Ascent-Welcome Fund2		8,771	-	(311)	-	-	8,460
Newmain I funds		1,991	-	7,373	-	-	9,364
Igis General PE Real Estate Investment Trust 517-1		51,736	5,000	(1,834)	-	-	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		3,000	-	32	-	-	3,032
Consus Osansegyo No.2		8,104	-	(95)	-	-	8,009
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		7,822	(7,502)	(320)	-	-	-
Shinhan AIM Private Fund of Fund 9-B		24,018	9,751	2,972	-	-	36,741
Shinhan General Private Real Estate Investment Trust No.3		7,838	18,970	(102)	-	-	26,706
NH Absolute Project L General Private Investment Trust		4,893	(5,264)	371	-	-	-
Paros Kosdaq Venture General Private Investment Trust No. 5		5,994	-	596	-	-	6,590
Happy Pet Life Care New Technology Investment Association No.2		3,456	-	(457)	-	-	2,999
Shinhan-soo secondary Fund		5,249	12,250	(762)	-	-	16,737
TECHFIN RATINGS Co., Ltd.		-	27,000	(1,390)	-	-	25,610
SONGPA BIZ CLUSTER PFV CO., LTD.		-	13,700	(336)	-	-	13,364
Planeta PTE LTD		-	11,341	-	-	-	11,341
The E&Shinhan New Growth Up Fund		-	3,600	(82)	-	-	3,518
Shinhan-GB FutureFlow Fund L.P.		-	5,855	(352)	(353)	-	5,150
Credila Financial Services		-	250,270	4,017	8,829	-	263,116
Shinhan Market-Frontier Fund Ⅲ		-	13,205	(414)	-	-	12,791
DB IPO HighYield Fund 1		-	4,000	278	-	-	4,278
Exponential SQUARE Private Investment Trust No.1		-	6,146	(938)	-	-	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		-	4,549	64	-	-	4,613
IGIS Private Real Estate Investment No.454		-	3,393	(25)	-	-	3,368
IGIS Private Real Estate Investment No.462		-	4,607	(174)	-	-	4,433
BNW Recharge Private Equity Fund		-	6,767	371	-	-	7,138

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
United Partners Realasset Fund No.14	~~W~~	-	10,000	(2)	-	-	9,998
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		-	17,929	48	-	-	17,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		-	11,996	39	-	-	12,035
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		-	13,953	(242)	-	-	13,711
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		-	13,955	(217)	-	-	13,738
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		-	13,837	(547)	-	-	13,290
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		-	5,270	108	-	-	5,378
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		-	10,530	395	-	-	10,925
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		-	5,270	(218)	-	-	5,052
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		-	4,124	73	-	-	4,197
Others		210,518	(9,778)	(17,080)	-	-	183,660
	~~W~~	2,692,031	118,786	(23,822)	9,063	(43,078)	2,752,980

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

13. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Securities sold:
Stocks	~~W~~	9,576	640
Bonds		680,119	354,084
Others		-	3,117
		689,695	357,841
Gold/silver deposits		791,190	597,058
	~~W~~	1,480,885	954,899

14. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024	Reason for designation
Equity-linked securities sold	~~W~~	4,439,263	5,449,026	Combined financial instrument
Securities sold with embedded derivatives		2,674,574	2,510,150
Debt securities issued		303,813	261,299	Fair value measurement and management
	~~W~~	7,417,650	8,220,475

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 7,417,650 million as of June 30, 2025. Decrease in values of the liability due to credit risk changes is ~~W~~ 2,100 million for the six-month period ended June 30, 2025 and the accumulated changes in values are ~~W~~ (-) 6,877 million as of June 30, 2025.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Expiration payment	~~W~~	7,178,115	8,001,931
Carrying amount		7,417,650	8,220,475
Difference from carrying amount	~~W~~	(239,535)	(218,544)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

15. Debt securities issued

Debt securities issued as of June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025			December 31, 2024
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.00~9.50	~~W~~	69,751,166	1.00~9.50	~~W~~	72,561,043
Subordinated debt securities issued	2.20~5.20		3,020,105	2.20~5.20		2,820,105
Gain on fair value hedges	-		(144,520)	-		(188,774)
Discount on debt securities issued	-		(94,954)	-		(85,489)
			72,531,797			75,106,885
Debt securities issued in foreign currencies:
Debt securities issued	0.98~5.75		12,842,936	0.98~6.60		13,979,805
Subordinated debt securities issued	3.75~5.75		3,949,104	3.34~5.75		4,995,972
Gain on fair value hedges	-		(112,863)	-		(250,628)
Discount on debt securities issued	-		(53,863)	-		(66,180)
			16,625,314			18,658,969
		~~W~~	89,157,111		~~W~~	93,765,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

16. Defined benefit plans

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Present value of defined benefit obligations	~~W~~	2,376,515	2,345,148
Fair value of plan assets		(2,575,869)	(2,461,871)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(199,354)	(116,723)

(*) The asset for defined benefit obligation of ~~W~~ 199,354 million as of June 30, 2025 is the net defined benefit assets of ~~W~~ 298,544 million less the net defined liabilities of ~~W~~ 99,190 million. In addition, the asset for defined benefit obligation of ~~W~~ 116,723 million as of December 31, 2024 is the net defined benefit assets of ~~W~~ 155,697 million less the net defined liabilities of ~~W~~ 38,974 million.

(b) Net income relating to defined benefit liabilities for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three-month	Six-month	Three-month	Six-month
Current service cost	~~W~~	41,311	82,831	40,620	82,169
Net interest expense (income)		(4,403)	(8,936)	(6,932)	(7,482)
Past service cost		8,624	8,624	265	265
Settlement		(55)	4	(118)	(1,987)
	~~W~~	45,477	82,523	33,835	72,965

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

17. Provisions

(a) Provisions as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Asset retirement obligations	~~W~~	104,663	99,306
Expected loss related to litigation		126,222	114,750
Unused credit commitments		373,570	411,275
Guarantee contracts issued:		100,464	104,451
Financial guarantee contracts issued:		84,806	87,088
Non-financial guarantee contracts issued:		15,658	17,363
Others (*1), (*2), (*3)		478,934	579,114
	~~W~~	1,183,853	1,308,896

(*1) As of June 30, 2025 and December 31, 2024, the Group recognizes a provision of ~~W~~ 313,631 million and ~~W~~ 317,857 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

(*2) As of June 30, 2025 and December 31, 2024, the Group recognizes a provision of ~~W~~ 3,805 million and ~~W~~ 25,856 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood.”

(*3) As of June 30, 2025 and December 31, 2024, the Group recognizes a provision of ~~W~~ 11,634 million and ~~W~~ 19,086 million for the estimated customer compensation amount related to equity-linked products based on the Hong Kong H-Index (Hang Seng China Enterprises Index).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

		June 30, 2025
		Unused credit commitments			Financial guaranteed contracts issued			Total
		12-months expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-months expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363
Transfer (from)to 12 months expected credit loss		34,524	(34,414)	(110)	3,886	(3,886)	-	-
Transfer (from)to lifetime expected credit loss		(13,579)	13,596	(17)	(1,944)	1,944	-	-
Transfer (from)to impaired financial asset		(753)	(958)	1,711	-	(1)	1	-
Provided (reversed)		(23,438)	20,920	(28,700)	(1,298)	(832)	5	(33,343)
Change in foreign exchange rate		(5,225)	(967)	-	(1,760)	(283)	-	(8,235)
OtOthers (*)		(295)	-	-	(11,037)	12,932	(9)	1,591
Ending balance	~~W~~	220,649	87,020	65,901	68,627	16,170	9	458,376

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Unused credit commitments			Financial guarantee contracts issued			Total
		12-months expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-months expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589
Transfer (from) to 12 months expected credit loss		68,071	(67,931)	(140)	4,968	(4,968)	-	-
Transfer (from) to lifetime expected credit loss		(11,698)	11,723	(25)	(366)	366	-	-
Transfer (from) to impaired financial asset		(806)	(1,561)	2,367	-	-	-	-
Provided (reversed)		(40,306)	16,043	71,093	(3,783)	(1,139)	2	41,910
Change in foreign exchange rate		5,340	1,347	-	2,316	791	1	9,795
Others (*)		2,127	40	-	45,643	3,656	(397)	51,069
Ending balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, the change of discount rate and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others

(a) Insurance contract liabilities as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Insurance contract assets	~~W~~	(1,089)	(5,639)
Insurance contract liabilities		52,545,867	51,124,991
Net insurance contract liabilities	~~W~~	52,544,778	51,119,352
Reinsurance contract assets	~~W~~	756,060	184,754
Reinsurance contract liabilities		(115,795)	(98,063)
Net reinsurance contract assets	~~W~~	640,265	86,691

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the six-month periods ended June 30, 2025 and 2024 are as follows:

			June 30, 2025
			Six-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	378,455	329,101	148,964	856,520
	Risk-adjusted change amount		29,907	21,533	37,056	88,496
	Contractual service margin amortization		182,447	127,846	143,854	454,147
	Recovery of insurance acquisition cash flows		47,685	170	152,106	199,961
	Etc. (*)		(5,823)	30	(3,649)	(9,442)
			632,671	478,680	478,331	1,589,682
Premium allocation approach			49,685	-	307	49,992
Insurance revenue subtotal			682,356	478,680	478,638	1,639,674

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		373,066	249,598	157,549	780,213
	Changes in incident fulfillment cash flow		6,156	52,821	23,065	82,042
	Costs related to loss-bearing contracts		(4,826)	(24,060)	31,656	2,770
	Amortization of insurance acquisition cash flows		47,836	170	151,955	199,961
	Etc. (*)		(5,191)	645	(5,649)	(10,195)
			417,041	279,174	358,576	1,054,791
Premium allocation approach			54,969	-	982	55,951
Insurance service expense subtotal		~~W~~	472,010	279,174	359,558	1,110,742

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

			June 30, 2025
			Six-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	76	65,089	14,968	80,133
	Changes in incident fulfillment cash flow		49	(13,839)	937	(12,853)
	Etc. (*)		(6)	48	(234)	(192)
			119	51,298	15,671	67,088
Premium allocation approach			15,278	-	-	15,278
Reinsurance revenue subtotal			15,397	51,298	15,671	82,366

Unapplied premium allocation approach	Expected reinsurance amount		-	18,646	17,376	36,022
	Risk-adjusted change amount		-	1,851	1,338	3,189
	Contractual service margin amortization		-	5,641	8,430	14,071
	Etc. (*)		-	14,856	5,460	20,316
			-	40,994	32,604	73,598
Premium allocation approach			17,769	-	-	17,769
Reinsurance service expense subtotal			17,769	40,994	32,604	91,367
		~~W~~	207,974	209,810	102,147	519,931

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

			June 30, 2025
			Three-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	188,630	163,316	79,472	431,418
	Risk-adjusted change amount		14,713	10,610	19,174	44,497
	Contractual service margin amortization		89,307	62,601	73,382	225,290
	Recovery of insurance acquisition cash flows		23,230	85	77,617	100,932
	Etc. (*)		(2,850)	1	(1,555)	(4,404)
			313,030	236,613	248,090	797,733
Premium allocation approach			25,624	-	249	25,873
Insurance revenue subtotal			338,654	236,613	248,339	823,606

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		188,803	162,505	93,054	444,362
	Changes in incident fulfillment cash flow		(3,750)	(15,392)	1,881	(17,261)
	Costs related to loss-bearing contracts		(8,809)	(16,246)	20,472	(4,583)
	Amortization of insurance acquisition cash flows		23,310	85	77,537	100,932
	Etc. (*)		(2,439)	391	1,496	(552)
			197,115	131,343	194,440	522,898
Premium allocation approach			31,470	-	1,869	33,339
Insurance service expense subtotal		~~W~~	228,585	131,343	196,309	556,237

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

			June 30, 2025
			Three-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	42	50,416	3,998	54,456
	Changes in incident fulfillment cash flow		28	(8,046)	33	(7,985)
	Etc. (*)		4	(57)	(62)	(115)
			74	42,313	3,969	46,356
Premium allocation approach			9,509	-	-	9,509
Reinsurance revenue subtotal			9,583	42,313	3,969	55,865

Unapplied premium allocation approach	Expected reinsurance amount		-	9,379	8,871	18,250
	Risk-adjusted change amount		-	903	686	1,589
	Contractual service margin amortization		-	2,946	4,621	7,567
	Etc. (*)		-	14,801	5,645	20,446
			-	28,029	19,823	47,852
Premium allocation approach			9,757	-	-	9,757
Reinsurance service expense subtotal			9,757	28,029	19,823	57,609
		~~W~~	109,895	119,554	36,176	265,625

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

			June 30, 2024
			Six-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	386,105	348,702	84,123	818,930
	Risk-adjusted change amount		24,824	18,070	21,402	64,296
	Contractual service margin amortization		233,918	125,624	113,206	472,748
	Recovery of insurance acquisition cash flows		61,541	208	104,626	166,375
	Etc. (*)		(7,722)	39	3,098	(4,585)
			698,666	492,643	326,455	1,517,764
Premium allocation approach			26,039	-	121	26,160
Insurance revenue subtotal			724,705	492,643	326,576	1,543,924

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		371,820	253,566	72,942	698,328
	Changes in incident fulfillment cash flow		10,565	83,739	10,126	104,430
	Costs related to loss-bearing contracts		385	4,902	(1,115)	4,172
	Amortization of insurance acquisition cash flows		61,618	208	104,548	166,374
	Etc. (*)		(6,614)	426	(33,324)	(39,512)
			437,774	342,841	153,177	933,792
Premium allocation approach			34,236	-	(566)	33,670
Insurance service expense subtotal		~~W~~	472,010	342,841	152,611	967,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

			June 30, 2024
			Six-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	14	30,250	3,892	34,156
	Changes in incident fulfillment cash flow		45	(11,060)	(327)	(11,342)
	Etc. (*)		7	(5,043)	(3,173)	(8,209)
			66	14,147	392	14,605
Premium allocation approach			8,354	-	-	8,354
Reinsurance revenue subtotal			8,420	14,147	392	22,959

Unapplied premium allocation approach	Expected reinsurance amount		-	19,959	5,644	25,603
	Risk-adjusted change amount		-	1,428	416	1,844
	Contractual service margin amortization		-	2,742	4,916	7,658
	Etc. (*)		-	(2,779)	(369)	(3,148)
			-	21,350	10,607	31,957
Premium allocation approach			6,749	-	-	6,749
Reinsurance service expense subtotal			6,749	21,350	10,607	38,706
		~~W~~	254,366	142,599	163,750	560,715

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

			June 30, 2024
			Three-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	192,515	173,672	45,562	411,749
	Risk-adjusted change amount		12,117	8,875	10,640	31,632
	Contractual service margin amortization		114,046	60,342	60,371	234,759
	Recovery of insurance acquisition cash flows		31,462	108	56,858	88,428
	Etc. (*)		(3,277)	(14)	2,346	(945)
			346,863	242,983	175,777	765,623
Premium allocation approach			12,888	-	70	12,958
Insurance revenue subtotal			359,751	242,983	175,847	778,581

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		187,958	161,809	43,336	393,103
	Changes in incident fulfillment cash flow		(2,453)	(6,292)	679	(8,066)
	Costs related to loss-bearing contracts		7,010	8,262	(12,962)	2,310
	Amortization of insurance acquisition cash flows		31,503	108	56,816	88,427
	Etc. (*)		(2,772)	214	(625)	(3,183)
			221,246	164,101	87,244	472,591
Premium allocation approach			19,527	-	(603)	18,924
Insurance service expense subtotal		~~W~~	240,773	164,101	86,641	491,515

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

			June 30, 2024
			Three-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	11	16,337	2,190	18,538
	Changes in incident fulfillment cash flow		13	(7,102)	(298)	(7,387)
	Etc. (*)		6	(4,600)	(3,165)	(7,759)
			30	4,635	(1,273)	3,392
Premium allocation approach			4,756	-	-	4,756
Reinsurance revenue subtotal			4,786	4,635	(1,273)	8,148

Unapplied premium allocation approach	Expected reinsurance amount		-	9,907	2,910	12,817
	Risk-adjusted change amount		-	705	211	916
	Contractual service margin amortization		-	1,929	2,896	4,825
	Etc. (*)		-	(71)	266	195
			-	12,470	6,283	18,753
Premium allocation approach			3,155	-	-	3,155
Reinsurance service expense subtotal			3,155	12,470	6,283	21,908
		~~W~~	120,609	71,047	81,650	273,306

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

19. Insurance finance income and expense

Insurance finance income or expense for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three-month	Six- month	Three-month	Six- month
Insurance finance income
Insurance contract
Foreign exchange rate change effects	~~W~~	19,337	20,013	112	312
Other		1,085	20,995	4,844	16,464
		20,422	41,008	4,956	16,776
Reinsurance contract
The change in non-performance risk by reinsurer		-	(7)	(23)	(26)
Other		89	228	-	-
		89	221	(23)	(26)
		20,511	41,229	4,933	16,750
Insurance finance expense
Insurance contract
Foreign exchange rate change effects		(341)	(304)	8,517	20,307
Other		383,673	458,910	130,160	256,234
		383,332	458,606	138,677	276,541
Insurance finance income (expense)	~~W~~	(362,821)	(417,377)	(133,744)	(259,791)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity

(a) Equity as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Capital stock (*):
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055
		2,969,641	2,969,641

Hybrid bond		4,799,501	4,600,121

Capital surplus:
Share premium		11,352,744	11,352,744
Others		749,304	742,224
		12,102,048	12,094,968

Capital adjustments		(577,510)	(807,114)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at FVOCI		(1,773,983)	(2,314,518)
Equity in other comprehensive loss of associates		694	5,701
Foreign currency translation adjustments for foreign operations		(134,712)	296,489
Net loss from cash flow hedges		(18,744)	3,406
Remeasurement of defined benefit obligation		(409,405)	(354,087)
Changes in own credit risk on financial liabilities designated under fair value option		(5,061)	(5,569)
Net finance gain on insurance contract assets(liabilities)		(260,449)	532,388
Net finance gain on reinsurance contract assets(liabilities)		(13,872)	11,750
		(2,615,532)	(1,824,440)

Retained earnings		40,511,745	39,020,580

Non-controlling interest		3,005,971	2,767,277
	~~W~~	60,195,864	58,821,033

(*) Due to profit retirement, the capital is different from the total face value of issued stocks.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments of June 30, 2025 and December 31, 2024 are as follows:

	Issue date	Maturity date	Interest rate (%)		June 30, 2025	December 31, 2024
Hybrid bonds in Korean won	June 25, 2015	June 25, 2045	4.38	~~W~~	-	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	398,833
	September 12, 2024	Perpetual bond	4.00		399,033	399,033
	February 13, 2025	Perpetual bond	3.90		398,835	-
Hybrid bonds in foreign currency	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,799,501	4,600,121

(*) For the six-month period ended June 30, 2025, the deduction for capital related to hybrid bonds issued is ~~W~~ 1,165 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(c) Treasury stock

Changes in treasury stock for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows:

	June 30, 2025			December 31, 2024
	The number of shares		Carrying value	The number of shares		Carrying value
Beginning balance	4,585,561	~~W~~	250,000	6,352	~~W~~	227
Acquisition	13,364,831		650,000	13,899,708		700,000
Disposal	-		-	(6,353)		(227)
Retirement (*)	(17,950,391)		(900,000)	(9,314,146)		(450,000)
Ending balance	1	~~W~~	-	4,585,561	~~W~~	250,000

(*) For the six-month period ended June 30, 2025, the Group acquired treasury stocks for retirement and completed the retirement of 7,603,260 shares and 10,347,131 shares on April 29, 2025 and June 26, 2025, respectively. For the year ended December 31, 2024, the Group acquired treasury stocks for retirement and completed the retirement of 3,366,257 shares and 5,947,889 shares on March 22, 2024 and November 1, 2024, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows:

		June 30, 2025
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at FVOCI	Equity in other comprehensi- ve income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensi- ve income (expense) of associates	Gain (loss) on securities at FVOCI	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)
Change due to fair value		614,799	(21,040)	-	-	(1,077,204)	(34,808)	-	-	190,430	(2,100)	(329,923)
Reclassification:
Reclassification adjustment for gains recognized in profit or loss		(33,666)	662	-	-	-	-	-	-	-	-	(33,004)
Effect of hedge accounting		-	-	-	311,254	-	-	-	-	-	-	311,254
Hedging		(24,571)	-	126,120	(341,185)	-	-	-	-	-	-	(239,636)
Effects from changes in foreign exchange rate		-	13,302	(556,476)	-	-	-	-	-	(6,977)	-	(550,151)
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(75,404)	-	-	-	(75,404)
Deferred income taxes		(148,674)	2,069	(4,201)	7,781	284,367	9,186	19,798	-	(48,439)	557	122,444
Transfer to other account		-	-	-	-	-	-	-	-	(2,140)	2,051	(89)
Non-controlling interests		(227)	-	3,356	-	-	-	288	-	-	-	3,417
Ending balance	~~W~~	(2,075,007)	685	(134,712)	(18,744)	(260,449)	(13,872)	(409,405)	9	301,024	(5,061)	(2,615,532)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2025 and the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at FVOCI	Equity in other comprehensi- ve income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insuran-ce contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensi- ve income (expense) of associates	Gain (loss) on securities at FVOCI	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)
Change due to fair value		1,465,249	16,732	-	-	(3,171,476)	(2,077)	-	-	55,179	(8,616)	(1,645,009)
Reclassification:
Reclassification adjustment for gains recognized in profit or loss		119,594	-	(593)	-	-	-	-	-	-	-	119,001
Effect of hedge accounting		-	-	-	(582,424)	-	-	-	-	-	-	(582,424)
Hedging		(30,371)	-	(221,221)	634,645	-	-	-	-	-	-	383,053
Effects from changes in foreign exchange rate		-	(7,668)	624,565	-	-	-	-	-	13,017	-	629,914
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(83,937)	-	-	-	(83,937)
Deferred income taxes		(407,849)	(2,393)	13,431	(13,707)	837,241	554	21,794	-	(17,609)	2,275	433,737
Transfer to other account		-	-	-	-	-	-	-	-	(7,329)	4,656	(2,673)
Non-controlling interests		(857)	-	(1,176)	-	-	-	384	-	-	-	(1,649)
Ending balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Beginning balance	~~W~~	3,969,339	3,456,487
Expected regulatory reserve for loan losses		57,873	512,852
Ending balance	~~W~~	4,027,212	3,969,339

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three- month	Six- month	Three-month	Six- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,549,053	3,037,399	1,425,479	2,747,011
Provision for regulatory reserve for loan losses		14,156	(50,677)	(220,983)	(517,107)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,563,209	2,986,722	1,204,496	2,229,904
Basic and diluted earnings per share adjusted for regulatory reserve in Korean won (*)	~~W~~	3,205	6,077	2,270	4,205

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(f) Dividends

i) Quarterly dividends paid by the controlling company for the six-month period ended June 30, 2025 are as follows:

	Record date		Total dividends
Common stock (~~W~~ 570 per share)	March 31, 2025	~~W~~	278,127

ii) By resolutions of the 24th general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2024 are as follows:

Total dividends
Common stock (~~W~~540 per share)	~~W~~	267,755

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

21. Operating income

Operating income for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three- month	Six- month	Three- month	Six- month
Operating income:
Interest income	~~W~~	6,967,186	14,035,110	7,244,965	14,435,457
Fees and commission income		1,147,111	2,200,543	1,121,853	2,186,078
Insurance income		823,606	1,639,674	778,581	1,543,924
Reinsurance income		55,865	82,366	8,148	22,959
Insurance finance income		20,511	41,229	4,933	16,750
Dividend income		62,132	133,543	74,465	153,554
Gain on financial instruments at FVTPL		1,125,667	2,203,266	1,118,250	2,553,942
Income from derivatives held for trading		7,942,407	12,419,311	4,931,421	11,516,265
Gain on financial instruments designated at FVTPL		122,844	185,555	(11,553)	115,509
Gain on foreign currency transaction		4,227,986	5,092,454	2,236,417	4,576,806
Gain on disposal of financial securities at FVOCI		85,537	187,294	38,040	72,618
Gain on disposal of securities at amortized cost		-	1	-	-
Reversal of allowance for credit loss		21,967	33,402	7,130	11,420
Gain on hedging instruments		416,355	611,599	138,337	406,765
Other operating income		204,843	474,709	280,926	482,079
	~~W~~	23,224,017	39,340,056	17,971,913	38,094,126

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

22. Net interest income

Net interest income for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three- month	Six- month	Three- month	Six- month
Interest income:
Cash and due from banks at amortized cost	~~W~~	191,070	380,130	203,349	382,095
Deposit at FVTPL		383	518	-	-
Securities at FVTPL		372,630	764,035	401,152	812,658
Securities at FVOCI		708,600	1,409,833	682,802	1,342,785
Securities at amortized cost		267,173	531,586	280,802	551,746
Loans at amortized cost		5,303,613	10,712,858	5,563,199	11,105,504
Loans at FVTPL		31,791	59,397	24,303	47,497
Insurance finance interest income		55,722	105,064	51,139	113,370
Others		36,204	71,689	38,219	79,802
		6,967,186	14,035,110	7,244,965	14,435,457
Interest expense:
Deposits		2,322,709	4,731,389	2,530,706	5,009,564
Interests on financial liabilities designated at FVTPL		3,506	6,834	3,293	6,590
Borrowings		391,112	790,233	477,793	984,200
Debt securities issued		822,108	1,672,538	836,065	1,637,936
Insurance finance interest expenses		481,597	946,277	475,498	958,618
Others		82,202	168,999	99,767	200,836
		4,103,234	8,316,270	4,423,122	8,797,744

Net interest income	~~W~~	2,863,952	5,718,840	2,821,843	5,637,713

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

23. Net fees and commission income

Net fees and commission income for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three-month	Six- month	Three-month	Six- month
Fees and commission income:
Credit placement fees	~~W~~	17,228	32,669	18,784	40,431
Commission received as electronic charge receipt		36,906	74,257	36,991	74,153
Brokerage fees		114,253	205,771	103,462	212,693
Commission received as agency		46,175	90,464	38,950	78,833
Investment banking fees		82,065	145,398	51,996	92,995
Commission received in foreign exchange activities		107,023	201,575	89,373	173,840
Trust management fees		62,396	120,998	61,436	126,338
Credit card fees		325,422	602,481	364,976	685,568
Operating lease fees		162,652	332,894	159,924	325,312
Others		192,991	394,036	195,961	375,915
		1,147,111	2,200,543	1,121,853	2,186,078
Fees and commission expense:
Credit-related fee		11,082	21,914	12,442	24,670
Credit card fees		245,847	486,813	240,798	467,114
Others		128,207	251,695	152,705	274,985
		385,136	760,422	405,945	766,769

Net fees and commission income	~~W~~	761,975	1,440,121	715,908	1,419,309

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

24. Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance on financial assets for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three-month	Six- month	Three-month	Six- month
Allowance provided:
Loans at amortized cost	~~W~~	(629,280)	(1,047,818)	(490,550)	(844,457)
Other financial assets at amortized cost		(7,462)	(38,819)	(23,456)	(35,712)
Securities at FVOCI		(3,078)	(3,969)	-	-
Unused credit commitments and financial guarantee		-	-	(98,625)	(108,731)
		(639,820)	(1,090,606)	(612,631)	(988,900)
Allowance reversed:
Securities at FVOCI		-	-	6,442	9,973
Securities at amortized cost		(13)	59	688	1,447
Unused credit commitments and financial guarantee		21,980	33,343	-	-
		21,967	33,402	7,130	11,420
	~~W~~	(617,853)	(1,057,204)	(605,501)	(977,480)

25. General and administrative expenses

General and administrative expenses for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three-month	Six-month	Three-month	Six-month
Employee benefits:
Salaries and bonuses	~~W~~	832,939	1,654,271	814,108	1,615,626
Severance benefits:		50,638	94,561	38,954	85,265
Defined contribution		8,885	20,454	8,475	19,044
Defined benefit		41,753	74,107	30,479	66,221
Termination benefits		2,238	4,182	878	6,024
		885,815	1,753,014	853,940	1,706,915

Entertainment		9,772	19,589	10,787	20,343
Depreciation		137,375	274,272	130,452	260,071
Amortization		76,822	152,784	63,391	123,995
Taxes and utility bills		81,504	137,916	91,347	150,726
Advertising		66,088	116,945	71,664	115,835
Research		7,013	13,776	5,837	11,564
Others		221,711	431,762	244,196	454,402
	~~W~~	1,486,100	2,900,058	1,471,614	2,843,851

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

26. Share-based payments

(a) Performance shares granted as of June 30, 2025 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested as of June 30, 2025	193,735	2,396,581

Fair value per share in Korean won (*)	~~W~~ 33,122, ~~W~~ 37,387 ~~W~~ 37,081, ~~W~~ 38,156, and ~~W~~ 50,444 for the expiration of exercising period from 2020 to 2024	~~W~~ 61,400

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the past one month, and the past one week from the day before the base date) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock price to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

26. Share-based payments (continued)

(b) Share-based compensation costs for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	4,475	36,262	40,737

		June 30, 2024
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	3,229	25,753	28,982

(c) Accrued expenses recognized related to share-based payment transactions as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	16,034	138,616	154,650

		December 31, 2024
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	16,396	135,356	151,752

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

27. Income tax expense

Income tax expense for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three-month	Six- month	Three-month	Six- month
Current income tax expense	~~W~~	336,565	634,575	367,716	568,449
Temporary differences (*)		240,592	224,488	(54,380)	(55,266)
Income tax recognized in other comprehensive income (*)		(82,267)	124,339	107,117	349,946
Income tax expenses	~~W~~	494,890	983,402	420,453	863,129

Effective tax rate	%	23.88	24.12	22.47	23.57

(*) Due to the implementation of the global minimum tax law, the current income tax expense as of June 30, 2025, is ~~W~~ 936 million. The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

28. Earnings per share

Basic and diluted earnings per share for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three- month	Six- month	Three-month	Six- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,549,053	3,037,399	1,425,479	2,747,011
Less:
Dividends to hybrid bonds		(56,543)	(99,133)	(50,070)	(85,806)
Profit available for common stock	~~W~~	1,492,510	2,938,266	1,375,409	2,661,205

Weighted average number of common shares outstanding (*)		487,414,572	491,479,027	508,306,029	509,942,342

Basic and diluted earnings per share in Korean won	~~W~~	3,062	5,978	2,706	5,219

(*) As of June 30, 2025, the number of common shares issued by the Group is 485,494,934 shares, and the weighted average number of outstanding shares reflects changes such as the acquisition and retirement of treasury stock during the six-month periods ended June 30, 2025 and 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

29. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	15,534,490	15,315,381
Contingent guarantees		4,422,088	5,068,782
ABS and ABCP purchase agreements		2,126,285	2,123,665
		22,082,863	22,507,828
Commitments to extend credit:
Loan commitments in won		94,152,110	93,064,772
Loan commitments in foreign currency		25,283,050	28,613,692
Unused credit card limits		92,996,016	90,700,766
Other agreements		6,452,486	6,601,564
		218,883,662	218,980,794
Endorsed bills:
Secured endorsed bills		635	1,367
Unsecured endorsed bills		13,862,871	11,937,894
		13,863,506	11,939,261
	~~W~~	254,830,031	253,427,883

(b) Legal contingencies

As of June 30, 2025, the Group is involved with 1,217 pending lawsuits as a defendant with total litigation fee of ~~W~~ 1,393,094 million.

As of June 30, 2025, the Group has recorded ~~W~~ 126,222 million and ~~W~~ 4,600 million, respectively, as other provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service (PBS) provider, Shinhan Securities Co., Ltd. entered into a total return swap (TRS) agreement, derivatives that exchange profits and losses from underlying assets such as stocks, bonds, and funds, with a fund managed by Lime Asset Management (the “Lime Fund”). Through the TRS agreement with Shinhan Securities Co., Ltd., the Lime Fund invested approximately USD 200 million in the IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund–FX Hedge (hereinafter referred to as the “IIG Fund”) between May and September 2017. In 2019, under the management instructions of Lime Asset Management, Shinhan Securities Co., Ltd. made an in-kind investment of the IIG Fund into LAM Enhanced Finance III L.P. (the “LAM III Fund”) and acquired beneficiary certificates of the LAM III Fund. The recoverable value of the LAM III Fund’s beneficiary certificates is dependent on the recoverable value of the IIG Fund previously invested in kind. In November 2019, the IIG Fund was subject to a registration cancellation and asset freeze by the U.S. Securities and Exchange Commission (SEC).

In its interim inspection report issued in February 2020, the Financial Supervisory Service (FSS) stated that Shinhan Securities Co., Ltd. was involved in concealing losses and committing fraud in connection with the Lime Fund while operating TRS agreements, and a related prosecution investigation has since been ongoing. On November 12, 2021, the Financial Services Commission (FSC) finalized institutional sanctions against Shinhan Securities Co., Ltd., including a six-month ban on the sale of new private equity funds.

In addition, the former director of Prime Brokerage Services at Shinhan Securities Co., Ltd. was arrested and indicted on charges of fraud and violation of the Financial Investment Services and Capital Markets Act. The director was subsequently found guilty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

29. Commitments and contingencies (continued)

On January 22, 2021, the prosecution indicted Shinhan Securities Co., Ltd. and the former director of its Prime Brokerage Services department for violating the Financial Investment Services and Capital Markets Act. On March 15, 2023, Shinhan Securities Co., Ltd. was sentenced to a fine of ~~W~~ 50 million for negligence in its duty of supervision. Meanwhile, Shinhan Securities Co., Ltd. remains involved in civil litigation with Woori Bank, Mirae Asset Securities, Hana Bank, and Shin Young Securities in connection with the criminal case. On February 14, 2025, the company partially lost the first-instance trial against Woori Bank and Mirae Asset Securities and paid approximately ~~W~~ 63.2 billion in damages. In consideration of the first trial verdict, Shinhan Securities Co., Ltd. recognized a litigation provision of approximately ~~W~~ 38.4 billion as of June 30, 2025.

Taking into consideration the resolutions of the board of directors and the results of the dispute settlement committee of the Financial Supervisory Service, Shinhan Securities Co., Ltd. has completed, or plans to carry out, compensation and liquidity support for certain products, including the Lime Trade Finance Fund.

(d) From May 2014 to November 2019, Shinhan Securities Co., Ltd. sold trust instruments related to the Gen2 project. As of June 30, 2025, redemptions for the entire outstanding balance of approximately ~~W~~ 420 billion have been suspended, and repayments have been delayed. In accordance with a resolution of the Board of Directors dated September 28, 2021, Shinhan Securities Co., Ltd. decided to compensate customers who agreed to the suspension of redemption by paying 40% of their invested principal, with the remaining balance to be settled upon recovery of the underlying investments. On August 29, 2023, the Board of Directors resolved to proceed with privatization using a post-settlement method. Furthermore, on December 8, 2023, the Board resolved to privatize the NH-UK Peterborough Power Plant Trust and other related trusts using the same method.

(e) Shinhan Asset Trust Co., Ltd. is engaged in completion-guaranteed land trust projects, under which the company assumes responsibility for ensuring project completion in the event the contractor fails to do so. If Shinhan Asset Trust Co., Ltd. fails to fulfill this obligation, it is liable to compensate financial institutions for any losses incurred. For the period ended June 30, 2025, Shinhan Asset Trust Co., Ltd. had entered into agreements for a total of 25 projects (including those already completed), such as a studio apartment development in Sincheon-dong, Siheung-si, Gyeonggi Province, under a management-type land trust with a guaranteed completion clause. As of June 30, 2025, the total project financing (PF) commitment amount from financial institutions related to these projects was ~~W~~ 1,591,707 million, and the outstanding PF loan balance amounted to ~~W~~ 1,420,098 million.

As of June 30, 2025, the guaranteed completion deadlines for 11 project sites (including completed ones) have passed. The total project financing (PF) loan commitment limits for these sites amount to ~~W~~ 381,100 million, with loan balances of ~~W~~ 353,565 million. Shinhan Asset Trust Co., Ltd. continuously assesses the impact of off-balance sheet commitments to ensure that they are appropriately reflected in the financial statements, if necessary.

(f) As of June 30, 2025, Shinhan Asset Trust Co., Ltd. may lend a portion of the total project cost to the trust account in relation to loan-type land trust agreements, etc., and the maximum commitment amount of PF loans (unused limit) is ~~W~~ 341,462 million. Regarding the project, Shinhan Asset Trust Co., Ltd. is not unconditionally obligated to provide trust account loans. Instead, such decisions are made after comprehensively considering factors such as the proprietary account and the cash flow plans of each trust project.

(g) As of June 30, 2025, Shinhan Bank and Shinhan Securities Co., Ltd. are under investigations by the Korea Fair Trade Commission regarding alleged unfair collusion among financial institutions. In addition, Shinhan Life Insurance is expected to receive inspection results and corrective action requirements for certain matters identified during the regular examination conducted by the Financial Supervisory Service in 2023. The outcomes of these matters cannot be reasonably estimated at this time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

30. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
Cash and due from banks at amortized cost	~~W~~	39,867,705	40,547,054
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,117,659)	(1,655,932)
Restricted due from banks		(3,415,326)	(3,643,579)
		(4,532,985)	(5,299,511)
	~~W~~	35,334,720	35,247,543

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation Group and related parties as the scope of related parties. The amount of profit and loss, receivable balance and payable balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 12’

(a) Balances with the related parties as of June 30, 2025 and December 31, 2024 are as follows:

Related party	Account		June 30, 2025	December 31, 2024
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	161	154
〃	ACL		(1)	(1)
〃	Accrued income	~~W~~	17	23
〃	Deposits		4,483	5,559
〃	Allowance for unused credit commitments		1	1
Incorporated association Finance Saving Information Center	Credit card loans		1	2
〃	Deposits		11	3
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,400	11,700
〃	ACL		(81)	(247)
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Accrued income		59	71
Korea Finance Security	Deposits		117	131
〃	Credit card loans		1	6
Korea Credit Bureau	Deposits		60	24
〃	Credit card loans		538	616
〃	ACL		-	(1)
Goduck Gangil1 PFV Co., Ltd.	Deposits		-	4
SBC PFV Co., Ltd.	Loans		485,000	984,600
〃	ACL		(3,455)	(1,345)
〃	Accrued income		46	89
〃	Allowance for unused credit commitments		799	-
〃	Deposits		3	105
Goduck Gangil10 PFV Co., Ltd.	Deposits		351	11,899
EDNCENTRAL Co., Ltd.	Loans		20,650	25,400
〃	ACL		(124)	(74)
〃	Accrued income		27	64
〃	Deposits		1,170	1,170
〃	Provisions		179	156
Shinhan Global Healthcare Investment Fund 2	Deposits		-	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Gyeonggi-Neoplux Superman Fund	Account receivables		-	1,696
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		-	721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties(continued)

(a) Balances with the related parties as of June 30, 2025 and December 31, 2024 are as follows (continued):

Related party	Account		June 30, 2025	December 31, 2024
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Account receivables	~~W~~	-	399
Neoplux No.3 Private Equity Fund	Account receivables		-	7,532
WaveTechnology Co., Ltd.	Deposits		304	115
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		-	1,402
iPIXEL Co., Ltd.	Credit card loans		7	14
〃	ACL		-	(1)
〃	Deposits		76	717
〃	Allowance for unused credit commitments		-	1
NewWave 6th Fund	Account receivables		-	877
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		820	852
Logisvalley Shinhan REIT Co., Ltd.	Loans		33,000	33,000
〃	ACL		(30)	(30)
〃	Accrued income		75	75
〃	Deposits		2,731	1,340
Shinhan-Albatross tech investment Fund	Deposits		1,594	4,339
Shinhan VC tomorrow venture fund 1	Account receivables		-	2,474
Shinhan Time 1st Investment fund	Deposits		-	64
NH-J&-IBKC Label Technology Fund	Deposits		4	59
SH K REITs Infra Real Estate Investment Trust	Accrued income		5	5
Shinhan-CJ TechInnovation Fund 1st	Deposits		3,000	3,100
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Accrued income		12	12
SH Prestige High Dividend Security Feeder No.1[Equity]	Accrued income		17	14
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		45	44
Capston General Private Real Estate Investment Trust No.26(Professional)	Loans		20,000	20,000
〃	ACL		(21)	(21)
〃	Accrued income		88	90
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Accrued income		144	145

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties(continued)

(a) Balances with the related parties as of June 30, 2025 and December 31, 2024 are as follows (continued):

Related party	Account		June 30, 2025	December 31, 2024
Investments in associates (continued):
Shinhan-GB FutureFlow L.P.	Account receivables	~~W~~	-	41
〃	Unearned revenue		315	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative assets		626	503
Shinhan AIM FoF Fund 1-A	Derivative assets		-	3,511
PineStreet Global Corporate FoF XIII-2 (NC XI)	Derivative assets		233	104
CASCADETECH INC	Deposits		10	35
SONGPA BIZ CLUSTER PFV CO., LTD.	Loans		44,848	22,424
〃	ACL		(238)	(119)
〃	Accrued income		43	26
〃	Allowance for unused credit commitments		48	95
〃	Deposits		195	-
STIC ALT Global II Private Equity Fund	Deposits		942	2,207
TECHFIN RATINGS Co., Ltd.	Credit card loans		23	13
〃	ACL		-	(2)
〃	Deposits		19,192	21,611
〃	Allowance for unused credit commitments		1	7
Nomura-Rifa Private Real Estate Investment Trust 31	Loans		14,000	14,000
〃	ACL		(40)	(27)
Pacific Private Placement Real Estate Fund No.40	Loans		14,000	14,000
〃	ACL		(75)	(75)
〃	Accrued income		150	124
Shinhan-DS Mezzanine Fund 1	Unearned revenue		221	93
Shinhan-Csquared Mezzanine Fund 1	Unearned revenue		39	19
KR Seocho Co., Ltd.	Loans		11,871	11,871
〃	ACL		(222)	(213)
〃	Accrued income		1,127	573
KB Distribution Private Real Estate 3-1	Loans		2,000	2,000
〃	ACL		(4)	(4)
〃	Accrued income		36	17
Shinhan Dev Healthcare Investment Fund 1	Unearned revenue		45	-
Credila Financial Services	Loans		23,408	-
〃	ACL		(93)	-
〃	Deposits		2,381	-
Shinhan Rio Green Private Equity Fund	Deposits		1,600	-
Pacific Geumto PFV 1718	Deposits		1	-
Pacific Geumto PFV 19	Deposits		1	-
Pacific Geumto PFV 11	Deposits		1	-
Pacific Geumto PFV 1213	Deposits		1	-
Nextrade Co., Ltd.	Deposits		1	-
D2U 12th Fund	Deposits		500	-
Finflow	Deposits		167	-

Key management personnel and their immediate relatives:	Loans		3,669	3,402
	Assets		686,543	1,165,274
	Liabilities	~~W~~	41,364	53,707

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2025 and 2024 are as follows:

Related party	Account		June 30, 2025	June 30, 2024
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	397	531
〃	Interest expense		(6)	(6)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		274	247
〃	Interest expense		(4)	(5)
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		174	192
Shinhan-PS Investment Fund No.1	Fees and commission income		8	5
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		290	297
〃	Reversal of credit loss		167	195
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		116	555
KOREA FINANCE SECURITY CO., LTD.	Fees and commission income		2	2
〃	Other administrative expense		(72)	-
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		77	122
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		28	148
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		179	-
Korea Credit Bureau	Fees and commission income		1,614	19
〃	Fees and commission expense		(2,282)	-
〃	Other administrative expense		(96)	-
〃	Reversal of credit loss		1	-
SBC PFV Co., Ltd.	Fees and commission income		28,745	7,590
〃	Interest income		28,479	6,027
〃	Interest expense		-	(12)
〃	Provision for credit loss		(2,459)	(1,419)
〃	Provision for unused commitments		(799)	-
Goduck Gangil10 PFV Co., Ltd.	Interest income		-	30
〃	Interest expense		(78)	(176)
〃	Reversal of credit loss		-	5
Korea Omega Project Fund I	Fees and commission income		70	75
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		1	12
EDNCENTRAL Co., Ltd.	Interest income		475	-
〃	Fees and commission income		18	-
〃	Interest expense		(14)	-
〃	Provision for credit loss		(41)	-
〃	Provision for unused commitments		(33)	-
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		141	193
Future-Creation Neoplux Venture Capital Fund	Interest income		39	19
Gyeonggi-Neoplux Superman Fund	Fees and commission income		240	268
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		338	355

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

Related party	Account		June 30, 2025	June 30, 2024
Investments in associates (continued):
NewWave 6th Fund	Fees and commission income	~~W~~	403	471
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		150	232
Neoplux No.3 Private Equity Fund	Fees and commission income		973	1,296
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		768	754
iPIXEL Co., Ltd.	Reversal of credit loss		1	-
〃	Reversal of provisions for unused commitments		1	-
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		30	30
Ulmus SHC innovation investment fund	Fees and commission income		33	35
CJL No.1 Private Equity Fund	Interest expense		-	(2)
Reverent-Shinhan Vista Fund	Fees and commission income		40	40
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		96	120
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		39	50
Shinhan-Time mezzanine blind Fund (*2)	Fees and commission income		-	149
Shinhan VC tomorrow venture fund 1	Fees and commission income		1,404	1,147
JS Shinhan Private Equity Fund	Fees and commission income		297	298
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		14	296
Shinhan-Kunicorn first Fund	Fees and commission income		261	261
Shinhan-Quantum Startup Fund	Fees and commission income		63	76
Shinhan Simone Fund Ⅰ	Fees and commission income		10	78
Shinhan Whitrin New Tech Fund	Fees and commission income		38	41
Logisvalley Shinhan REIT Co., Ltd.	Interest income		844	847
〃	Fees and commission income		38	56
〃	Interest expense		(1)	(1)
Shinhan Dev Healthcare Investment Fund 1	Fees and commission income		30	177
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		120	193
Global Commerce New Technology Investment Fund	Fees and commission income		15	15
Shinhan-HGI Entities with social responsibility Investment Fund	Fees and commission income		31	31
Shinhan WWG Energy Fund New Technology Investment Fund	Fees and commission income		34	23
Shinhan-Ji and Tec Smart Innovation Fund	Fees and commission income		130	65
Global Net Zero Solution Security Investment Trust (*1)	Fees and commission income		-	17
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*1)	Fees and commission income		-	4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

Related party	Account		June 30, 2025	June 30, 2024
Investments in associates (continued):
Shinhan Global Active REIT Co., Ltd. (*1), (*3)	Interest income	~~W~~	-	3,344
〃	Fees and commission income		-	1,657
〃	Derivative-related income		-	8,016
〃	Interest expense		-	(2)
〃	Provision for credit loss		-	(219)
Shinhan Time 1st Investment fund	Fees and commission income		26	26
Shinhan SGC ESG Investment Fund 1st	Fees and commission income		57	57
Shinhan-iSquare Venture PEF 1st	Fees and commission income		50	50
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		207	207
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income		216	216
NH-J&-IBKC Label Technology Fund	Interest expense		-	(4)
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		55	55
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		105	106
Shinhan M&A-ESG Investment Fund	Fees and commission income		536	570
Shinhan-JW Mezzanin New Technology Fund 1st (*1)	Fees and commission income		-	7
MAN Grobal Strategy Fund(H)	Fees and commission income		-	4
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Fees and commission income		36	-
SH Prestige High Dividend Security Feeder No.1[Equity]	Fees and commission income		38	-
Shinhan Time Secondary Blind New Technology Investment Association	Fees and commission income		49	99
Shinhan-OpenWater Pre-IPO Fund-1	Fees and commission income		100	100
Shinhan-CJ Technology Innovation Fund No. 1	Fees and commission income		99	99
〃	Interest expense		(29)	-
Shinhan-Eco Venture Fund 2nd	Fees and commission income		50	50
Heungkuk-Shinhan The First Visionary Fund No.1	Fees and commission income		200	200
Koreainvestment-Shinhan-LEP K beauty	Fees and commission income		47	94
Shinhan HB Wellness 1st Fund	Fees and commission income		39	39
Shinhan J&Wave New Technology Business Investment Association	Fees and commission income		7	11
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		99	44

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

Related party	Account		June 30, 2025	June 30, 2024
Investments in associates (continued):
Shinhan DS Secondary Investment Fund	Fees and commission income	~~W~~	150	151
Fortress-Shinhan Air Cargo No. 1 New Technology Investment Association	Fees and commission income		3	50
Shinhan Ulmus Small Manager Innovative Enterprise Investment Association No. 7	Fees and commission income		47	47
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.	Fees and commission income		21	41
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		148	116
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income		123	196
〃	Other expense		-	(2)
Shinhan AIM FoF Fund 1-A	Derivative-related income		-	1,792
〃	Derivative-related expense		-	(232)
〃	Other income		-	22
Pinestreet Grobal Fund 13-2	Derivative-related income		129	20
Shinhan Regent New Technology Business Investment Association No. 1	Fees and commission income		84	23
Shinhan-soo secondary Fund	Fees and commission income		113	134
E&Shinhan New Growth-Up Fund	Fees and commission income		80	96
Cascade Tech Co., Ltd.	Reversal of credit loss		-	6
TECHFIN RATINGS Co., Ltd. (*4)	Fees and commission income		2	1
〃	Interest expense		(304)	(310)
〃	Fees and commission expense		(1)	-
〃	Reversal of credit loss		2	-
〃	Reversal of provisions for unused commitments		6	-
SONGPA BIZ CLUSTER PFV CO., LTD.	Interest income		1,017	-
〃	Interest expense		-	(1)
〃	Provision for credit loss		(119)	-
〃	Reversal of provisions for unused commitments		47	-
STIC ALT Global II Private Equity Fund	Interest expense		(1)	(1)
Rifa Private Real Estate Investment Trust 31	Interest income		382	425
〃	Provision for credit loss		(12)	(47)
Pacific Private Placement Real Estate Fund No.40	Interest income		378	473
Shinhan-DS Mezzanine New Technology Investment Association No. 1	Fees and commission income		137	39
Shinhan-Csquared Mezzanine Fund 1	Fees and commission income		20	-
Shinhan Time BM Sub-Director New Technology Association	Fees and commission income		27	110

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2025 and 2024 are as follows (continued):

Related party	Account		June 30, 2025	June 30, 2024
Investments in associates (continued):
KR Seocho Co., Ltd.	Interest income	~~W~~	683	723
〃	Provision for unused commitments		(9)	-
Shinhan Market-Frontier Investment Association No. 3	Fees and commission income		780	251
K-REITs Infrastructure Real Estate Fund	Fees and commission income		33	17
KB Distribution Private Real Estate 3-1	Interest income		41	51
〃	Provision for credit loss		-	(5)
Capstone REITs No.26	Interest income		496	85
〃	Provision for credit loss		-	(22)
Wave Technology	Fees and commission expense		(300)	-
Credila Financial Services	Interest income		1,061	-
〃	Fees and commission income		9	-
〃	Provision for credit loss		(93)	-
〃	Interest expense		(10)	-
Shinhan Rio Green Private Equity Fund	Interest expense		(16)	-
Startup Korea Vision 2024 Fund	Fees and commission income		372	-
Shinhan-soo Investment Green Wiz Fund	Fees and commission income		287	-
Shinhan-Time Premier Fund	Fees and commission income		120	-
Finflow (*4)	Other non-operating income		2,652	-
D2U 12th Fund	Interest expense		(1)	-

Key management personnel and their close family members	Interest income		142	67
		~~W~~	72,564	41,210

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2024.

(*2) Excluded from the associates due to disposal and liquidation for the six-month period ended June 30, 2025.

(*3) Transactions with the subsidiaries of associates were included for the year ended December 31, 2024.

(*4) During the interim period, the Group acquired shares of Finflow through a contribution in kind and recognized the related gain on disposal, amounting to ~~W~~ 2,652 million, as other non-operating income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the six-month periods ended June 30, 2025 and 2024 are as follows:

		June 30, 2025		June 30, 2024
		Three- month	Six- month	Three-month	Six- month
Short-term employee benefits	~~W~~	5,651	11,429	5,251	11,527
Severance benefits		192	375	189	426
Share-based payments (*)		8,107	9,627	3,606	7,492
	~~W~~	13,950	21,431	9,046	19,445

(*) The above share-based compensation expenses are costs related to share-based compensation arrangements that are still within the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of June 30, 2025 and December 31, 2024 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		June 30, 2025	December 31, 2024	Account
Shinhan Bank	SBC PFV Co., Ltd.		1,253,900	65,400	Unused loan commitments
〃	Key Management Personnel		823	2,801	Unused loan commitments
Shinhan Life Insurance Co., Ltd.	SBC PFV Co., Ltd.		175,500	-	Unused loan commitments
Shinhan Capital Co., Ltd.	SBC PFV Co., Ltd.		62,700	-	Unused loan commitments
〃	SONGPA BIZ CLUSTER PFV CO., LTD.		22,424	-	Unused loan commitments
〃	EDNCENTRAL Co., Ltd.		11,760	-	Unused loan commitments
Shinhan Card Co., Ltd.	BNP Paribas Cardif Life Insurance		839	846	Unused credit card limits
The Group	Structured entities		143,210	204,035	Purchase agreement
〃	〃		8,995	31,440	Derivative agreement
		~~W~~	1,680,151	304,522

(e) Details of collaterals provided by the related parties as of June 30, 2025 and December 31, 2024 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		June 30, 2025	December 31, 2024
Shinhan Bank	Logisvalley Shinhan REIT Co., Ltd.	Collateral trust		39,600	39,600
	Nomura-Rifa Private Real Estate Investment Trust No.31.	Collateral trust		16,800	16,800
	SBC PFV Co., Ltd.	Collateral trust		1,440,000	960,000
	〃	Stocks		7,529	-
				1,447,529	960,000
	Key Management Personnel	Properties		8,745	6,799
	〃	Deposits and etc.		1,170	1,466
	〃	Guarantee		717	2,132
				10,632	10,397
			~~W~~	1,514,561	1,026,797

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(f) Details of significant loan transactions with related parties for the six-month period ended June 30, 2025 and for the year ended December 31, 2024 are as follows:

			June 30, 2025
Classification	Company		Beginning	Execution	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,700	-	(300)	-	11,400
	SBC PFV Co., Ltd.		984,600	1,235,500	(1,735,100)	-	485,000
	Logisvalley Shinhan REIT Co., Ltd.		33,000	-	-	-	33,000
	Rifa Private Real Estate Investment Trust 31		14,000	-	-	-	14,000
	Pacific Private Placement Real Estate Fund No.40		14,000	-	-	-	14,000
	KR Seocho Co., Ltd.		11,871	-	-	-	11,871
	SONGPA BIZ CLUSTER PFV CO., LTD.		22,424	22,424	-	-	44,848
	KB Distribution Private Real Estate 3-1		2,000	-	-	-	2,000
	Capstone REITs No.26		20,000	-	-	-	20,000
	EDNCENTRAL Co., Ltd.		25,400	7,550	-	(12,300)	20,650
	Credila Financial Services		-	26,567	(3,159)	-	23,408
Key Management Personnel			3,403	2,458	(2,191)	-	3,670
Total		~~W~~	1,142,398	1,294,499	(1,740,750)	(12,300)	683,847

(*) The amount includes balances derecognized due to changes in the scope of consolidation during the six-month period ended June 30, 2025.

			December 31, 2024
Classification	Company		Beginning	Execution	Collection	Others(*1)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,529	-	(300)	471	11,700
	Shinhan Global Active REIT Co., Ltd. (*2)		-	165,400	(125,700)	(39,700)	-
	SBC PFV Co., Ltd.		-	1,169,700	(185,100)	-	984,600
	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-	-
	Logisvalley Shinhan REIT Co., Ltd.		33,000	34,175	(34,175)	-	33,000
	CASCADETECH INC		-	66	(66)	-	-
	Nomura-Rifa Private Real Estate Investment Trust No.31.		-	28,000	(14,000)	-	14,000
	Pacific Private Placement Real Estate Fund No.40		-	14,000	-	-	14,000
	KR Seocho Co., Ltd.		-	11,871	(7,000)	7,000	11,871
	SONGPA BIZ CLUSTER PFV CO., LTD.		-	22,424	-	-	22,424
	KB Distribution Private Real Estate 3-1		-	2,000	-	-	2,000
	Capstone REITs No.26		-	20,000	-	-	20,000
	EDNCENTRAL Co., Ltd.		-	25,400	-	-	25,400
Key Management Personnel			5,005	1,493	(3,095)	-	3,403
Total		~~W~~	50,634	1,494,529	(370,536)	(32,229)	1,142,398

(*1) The effect of changes in the allowance for credit losses is included.

(*2) It was excluded from associates due to the loss of significant influence during the year ended December 31, 2024, and the year-end balance has been reclassified under 'Others'

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

32. Events after the reporting period

(a) Quarterly dividend resolution

The Company resolved to pay a quarterly dividend of ~~W~~ 570 per common share by a resolution of the Board of Directors on July 25, 2025. The total amount of dividends is ~~W~~ 276,732 million, and the record date is August 1, 2025.

(b)
Acquisition and Retirement of Treasury Stock

To enhance shareholder value, the Company resolved at the Board of Directors meeting held on July 25, 2025, to acquire and retire treasury stock in the amount ~~W~~ 800 billion. Of this amount, approximately ~~W~~ 600 billion is scheduled to be acquired by December 31, 2025, and the remaining approximately ~~W~~ 200 billion is expected to be acquired within the first quarter of 2026.